2010 ANNUAL REPORT



FuelCell Energy


11005264

Renewable and Ultra-clean Baseload Power Generation



FuelCell Energy

Company Profile

80 Direct FuelCell® (DFC®) power plants are generating power at over 50 locations worldwide. DFC power plants have produced over 650 million kWh of power using a variety of fuels including renewable biogas, natural gas and other hydrocarbon fuels. For more information please visit our website at www.fuelcellenergy.com.

DFC power plants provide baseload power for diverse end-markets including utility grid support, municipal water treatment facilities, universities, commercial and industrial operations, and government applications. The power plants are scalable for multi-megawatt installations.

The multi-megawatt DFC-ERG™ (Direct FuelCell Energy Recovery Generation™) plant reliably provides ultra-clean electricity in a highly efficient process at natural gas let-down stations by recovering energy normally lost during natural gas pipeline distribution operations.

DFC power plants have a number of benefits and features that serve our customers:

> **Ultra-clean:** Processes fuels with virtually zero pollutants such as NOx, SOx or particulate matter

> **Efficient:** Generates more electricity using less fuel with the highest electrical efficiency for its size-class

> **Economical:** High efficiency fuel utilization, Combined Heat and Power (CHP) and Combined Cycle configurations, scalable DFC power plants allows power generation to be added in cost effective increments, and distributed generation avoids transmission and distribution costs

> **Reliable:** Continuous baseload power

> **Quiet:** A normal conversational tone can be maintained next to an operating fuel cell allowing DFC plants to be located in populated areas

> **Versatile:** Operates on a variety of fuels including natural gas and renewable biogas

DFC3000 2.8 MW



Utility Grid Support – Danghin, South Korea

DFC1500 1.4 MW



Commercial Bakery – Bloomfield, Connecticut

DFC300 300 kW



Food Processor – Oxnard, California

DFC-ERG Multi-MW



Utility Grid Support – Toronto, Canada

END MARKET APPLICATIONS


Utility Grid Support
Renewable Biogas
Industrial/Commercial
Universities
Government
0
10
20
30
40
50
60
70
80

Megawatts installed and in backlog as of January 31, 2011

Cover Top to Bottom
DFC1500 in Busan, South Korea operating on renewable biogas
DFC3000 in Incheon, South Korea operating on natural gas



Production

MANUFACTURING FACILITY, TORRINGTON, CT USA

Fuel cell components are produced at the Company's modern manufacturing facility located in Torrington, Connecticut, USA. Individual fuel cell components are stacked to create fuel cell modules.

The fuel cell module is conditioned and shipped to the customer site where it is combined with the balance-of-plant to complete the power plant. The balance-of-plant consists of the equipment used to process the incoming fuel for use by the power plant (such as natural gas or renewable biogas) and the electrical interface equipment that processes the power produced for use by the customer or transmission grid. Third parties manufacture the balance-of-plant and ship directly to the customer site.

The production process utilizes continuous flow manufacturing, designed for efficiency. Lean manufacturing principles are incorporated into daily operations to reduce waste and infuse quality into every aspect of the business.



Top
Automated welding of the fuel cell components

Right
Fuel cell stack final assembly

Bottom
Global Technical Assistance Center



Service & Field Support

GLOBAL TECHNICAL ASSISTANCE CENTER, DANBURY, CT USA

Every DFC installation around the world is monitored 24 hours per day, seven days per week, 365 days per year from the FuelCell Energy Global Technical Assistance Center (GTAC) located in Danbury, Connecticut USA.

FuelCell Energy is committed to providing our customers the operating and maintenance options that best suit their needs, including complete turn-key installation services and maintenance under long-term service agreements.

Eastern Municipal Water District

RIVERSIDE COUNTY, CALIFORNIA, USA

This municipal water treatment facility again chose DFC power plants to efficiently and reliably convert biogas into renewable baseload power, placing an order in 2010 that followed an initial order in 2007, for a total of 1.4 MW. The virtual lack of pollutants emitted by the fuel cells helps the District meet some of the strictest air permitting regulations in the nation and fuel cells operating on biogas are carbon-neutral due to the renewable nature of the fuel, assisting the District with reaching their sustainability goals. The reliable baseload power supports the continuous operations of the District's Perris Valley and Moreno Valley facilities.

"We turned to FuelCell Energy again for our power needs as their power plants provide renewable baseload power with virtually no pollutants," said Joseph J. Kuebler, Board President, Eastern Municipal Water District. *"The very favorable emission profile of the fuel cell power plant was an important driver of our purchasing decision. Additionally, our facilities require power around the clock so we value the energy security that an on-site fuel cell provides."*



Two DFC3000 Power Plants for Utility Grid Support

YEOSU, SOUTH KOREA

South Korea imports over 95 percent of the fuel used to generate electricity, driving the need for highly efficient power generation. DFC power plants offer the highest electrical efficiency of any baseload power generation technology in their size range, resulting in fuel savings for customers and lower carbon emissions. The ultra-clean emission profile helps South Korea attain its clean energy goals.

Distributed generation provides power at the point of use, which improves power quality and reliability, allows power generation to be added in cost effective increments due to the scalable nature of DFC power plants, and enhances energy independence. These attributes are driving fuel cell installations in South Korea.

"South Korea is working to implement an energy infrastructure that is Clean and Low Carbon," said Tahehyoun Kim, Group Leader, Fuel Cell Division, POSCO Power. *"Fuel cells satisfy these requirements and we are adding production capacity to meet what we expect to be a large and growing fuel cell market."*

ROBINSON & COLE LLP

RICHARD A. KRANTZ

1055 Washington Boulevard
Stamford, CT 06901-2249
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

February 23, 2011

By FedEx

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ***FUELCELL ENERGY, INC.***

Ladies and Gentlemen:

Enclosed, pursuant to Rule 14a-3(c) of Regulation 14A, are seven copies of the Annual Report of FuelCell Energy, Inc. The Annual Report is not deemed to be "soliciting material" or "filed" with the Commission or subject to Regulation 14A other than as provided therein.

Very truly yours,



Richard A. Krantz

RAK:caj
Enclosures
Copied to: Michael Bishop



Law Offices

BOSTON
PROVIDENCE
HARTFORD
NEW LONDON
STAMFORD
WHITE PLAINS
NEW YORK CITY
ALBANY
SARASOTA
www.rc.com

10923392-v1

Biogas-Fueled Direct FuelCell
Renewable Baseload Power

WASTEWATER TREATMENT | FOOD/BEVERAGE PROCESSING | AGRICULTURE

Fuel cells operating on biogas convert waste disposal problems into renewable baseload power. Fuel cells efficiently and economically address pollutant emission challenges. Clean power generated in a reliable or continuous manner is important for facilities that operate around-the-clock such as wastewater treatment facilities, food processors and agricultural operations.

These operations face significant disposal challenges with the waste generated. In order to reduce the mass of the waste, operators process the waste in a digester where bacteria, in a heated and controlled oxygen environment, reduce the mass. This process generates biogas, a harmful greenhouse gas. Fuel cells solve biogas disposal problems by converting it into renewable baseload power.


ANAEROBIC DIGESTER
Waste
Biogas Fuel
CUSTOMER
Renewable Baseload Power
DIRECT FUELCELL
High Quality Heat
Renewable Baseload Power
NATURAL GAS PIPELINE
Natural Gas Fuel
CUSTOMER
Ultra-clean Baseload Power
DIRECT FUELCELL
High Quality Heat
Ultra-clean Baseload Power

Natural Gas-Fueled Direct FuelCell
Ultra-clean Baseload Power

UTILITIES | UNIVERSITIES | INDUSTRIAL | HOTELS | GOVERNMENT

DFC power plants efficiently convert natural gas into ultra-clean power, without combustion. The electrochemical power generation process within the fuel cell virtually eliminates pollutants such as NOx, SOx or particulate matter.

DFC fuel cells have the highest electrical efficiency for their size class, generating more power from a given unit of fuel than less efficient combustion based power generation. Utilizing the high quality heat from the power generation process in a Combined Heat and Power (CHP) or combined cycle configuration increases total system efficiency and provides additional cost savings for customers.




TOTAL BACKLOG
$175
$150
$125
$100
$75
$50
$25
$0
2006
2007
2008
2009
2010

Letter to Shareholders

It is a privilege to communicate with you, our Shareholders, as the newly elected President and Chief Executive Officer of FuelCell Energy, Inc. We are entering an exciting stage of growth for the Company, representing a significant step forward on our path to profitability. My global power industry experience coupled with our market position, proven product portfolio, experienced management team and talented associates give me great confidence as we continue to expand the global market for our fuel cell power plants.

Our ultra-clean and renewable power plants are solving power, environmental and business challenges around the world. Distributed generation fuel cells increase energy efficiency, improve power quality and reliability, and enhance energy independence. High efficiency reduces energy costs for our customers and results in lower greenhouse gas emissions than less efficient combustion based power generation. Ultra-clean power helps customers achieve their sustainability goals. Fuel cells operating on biogas provide critical renewable baseload power and help customers convert waste disposal challenges into ultra-clean power.

Our strategy to expand key geographic and vertical markets to accelerate our revenue growth while continuing to reduce product costs will drive us to profitability.

Key accomplishments in 2010 include:

- Product and service backlog reached a record $154 million, the largest in the Company's history
- Nine customers ordered 14 DFC power plants, including orders from one of the largest utilities in California and two existing municipal water treatment customers
- Margins for product sales improved by over $14 million from last year
- Production levels were increased almost 60 percent to accommodate growing order volume

Offering Solutions to Customer Challenges

Our products provide environmentally friendly solutions for our customers:

Ultra-clean: The ultra-clean emission profile of DFC power plants helps customers virtually eliminate pollutants and assists them with reaching their sustainability goals. 2010 orders included installations at six different municipal water treatment districts. Renewable baseload power generation combined with favorable economics helped to drive these purchasing decisions.

Efficient: The high efficiency of fuel cells is valued in a country like South Korea that imports most of the fuel used to generate electricity. Higher efficiency results in more power output from a given unit of fuel, reducing costs and greenhouse gas emissions. Efficiency, an ultra-clean emission profile, and the flexibility of distributed generation were the reasons that the South Korean government designated fuel cells a prime contributor to their Renewable Portfolio Standard and as an economic driver for their Country.

Reliable: Distributed generation provides power at the point of use without a commensurate investment in transmission and distribution, and lessens reliance on the electric grid. Universities are an attractive market for the reliable baseload power generated by DFC power plants and 2010 orders included three installations on university campuses. On-site fuel cell power generation helps universities manage their critical power supply, reach their sustainability goals, and enhance energy security, all of which are important to the administration, student body and the local community.

2010 orders came from a diverse group of market segments including utility grid support, municipal water treatment facilities, universities, food processing, and the U.S. Government. California remains our largest U.S. market with 15 MW of orders, coming primarily in the second half of the year. These California orders were financed with publicly issued bonds, equity and debt from external investors, and commercial bank financing.

2010 orders included eight DFC power plants operating on renewable biogas or directed biogas, which is biogas generated off-site and delivered to the power plant. Renewable baseload power from our DFC plants is a compelling proposition for customers that require clean power on a continuous basis. Biogas (primarily methane) is a harmful greenhouse gas that causes disposal challenges for operations that generate it. DFC power plants economically solve this waste problem by converting the biogas into ultra-clean electricity.

South Korea is our largest global market, with 70 megawatts installed or in backlog. A National Energy Policy is driving the rapid adoption of fuel cells in South Korea. Our South Korean partner, POSCO Power, continues to invest in developing a clean power generation business using our fuel cell technology, including the construction of a 100 MW fuel cell module assembly facility. Local fuel cell module assembly and conditioning is expected to commence in early 2011 using fuel cell components manufactured at our Connecticut production facility.

The 'green growth' energy strategy of South Korea is designed to drive economic growth and job creation while increasing clean and low carbon power generation. As part of this strategy, the South Korean government adopted a Renewable Portfolio Standard (RPS) to promote clean power generation. The pricing mechanism for power generated under the RPS was announced in late 2010 and fuel cells earned a prominent position reflecting the value placed on ultra clean and efficient baseload power for the South Korean market.

Identifying additional market potential for fuel cells, POSCO Power is funding the joint development of a small scale fuel cell power plant, around 100 kilowatts in size, for the commercial building market. Efficient fuel cells with Combined Heat and Power (CHP) configurations are well suited to meet the clean power needs of this growing market.

The attributes of fuel cells including ultra-clean, efficient and reliable power generation will drive adoption in other countries. Global regions that recognize the value of efficient power generation, such as fuel cells, will maximize existing resources, reduce pollution and greenhouse gas emissions and generate cost savings for power users.

Governmental actions in South Korea and the California Public Utilities Commission (CPUC) 2010 authorization to allow direct utility purchases of fuel cells, are examples of decisions that enable the adoption of renewable and ultra-clean power using fuel cells.

In California, the CPUC is working to set pricing for feed-in tariff legislation already passed by the State legislature and we expect a final ruling in 2011. Feed-in tariffs can be an effective mechanism to accelerate sales of renewable and ultra-clean fuel cell energy.

Expanding Production Capacity

2010 was an exciting year for the Company as our increasing backlog triggered an increase in production. To support our backlog and growing order volume, we increased our annualized manufacturing run rate to 35 MW as of the end of fiscal year 2010. Higher volume will drive manufacturing efficiencies and purchasing synergies, further reducing product costs.


ANNUAL PRODUCTION (MW)
40
30
20
10
0
2005
2008
Q1-2011 Annualized

We are continuing to ramp production levels in response to order flow. Our current annual production capacity is up to 90 MW, depending on product mix and other factors. Our plan is to expand production capacity in response to growing backlog.





Advanced Technology Programs

Working with the U.S. Department of Energy (DOE), our Direct FuelCell technology is uniquely positioned to provide solutions to an array of emerging applications including the production of renewable hydrogen. We received two awards in 2010 that demonstrate the versatility of DFC power plants and provide potential paths to commercial application. These applications include providing ultra-clean electricity, usable high quality heat and hydrogen suitable for transportation or industrial purposes.

> A DFC300-H2 power plant has been installed at a wastewater treatment facility in Los Angeles, California to supply hydrogen for vehicle refueling, along with ultra-clean electricity and heat for the wastewater treatment process. The demonstration is being performed under sub-contract to Air Products with the majority of funding provided by the DOE.

> A DFC300-H2 will be installed at a metal processing facility in New Jersey under a DOE program to demonstrate production of hydrogen for use by the metal processing industry along with ultra-clean electricity and heat. Over 600 companies operate in the metal processing industry in the USA, representing a significant potential market.

Outlook

Around the world, energy consumers and producers are turning to FuelCell Energy to solve power generation and environmental challenges. Ultra-clean, efficient and reliable power generation is a global need that our products satisfy. Our DFC power plants allow businesses, municipalities and utilities to meet strict emission requirements while supporting customer clean energy goals.

We have a compelling business model with multiple revenue streams including power plants, service, and ancillary sources such as parts and plant installation. We have reduced product costs to the point that sales volume in the range of 75 MW to 125 MW annually drives profitability.

Strategy

Under the leadership of Dan Brdar, FuelCell Energy moved from a research and development company to a leading global fuel cell company solving client challenges with environmentally friendly solutions. The Company is now at the point where sustainable and consistent revenue growth and new market development are the most critical elements to drive the Company to profitability.

Dan leaves behind a legacy of product development, gross margin positive products and establishment of key markets. From the first commercial installation in 2003, cost has been reduced by more than 60 percent. Under Dan's leadership, initial markets were developed and engineering and service infrastructure created, laying the solid foundations that we are building on for growth.

I am honored to be leading the Company at this important stage of growth as we move to profitability and will continue to focus our talented and dedicated associates on:

> **Revenue Growth:** Accelerating our sales growth globally

> **Operational Excellence:** Continual improvement of processes and continued focus on cost reduction

> **Customer Satisfaction:** Enhancing our relationships with our expanding customer base and partners

Thank you for your continued support.

Chip Bottone
President & Chief Executive Officer

Financial Information

Selected Financial Data

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2010 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Report (the "Financial Statements"). The data set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

Consolidated Statement of Operations Data:

(Amounts presented in thousands, except for per share amounts)	Years Ended October 31,				
	2010	2009	2008	2007	2006
Revenues:					
Product sales and revenues	**$ 59,226**	$ 73,804	$ 82,748	$ 32,517	$ 21,514
Research and development contracts	**10,551**	14,212	17,987	15,717	11,774
Total revenues	**69,777**	88,016	100,735	48,234	33,288
Costs and expenses:					
Cost of product sales and revenues	**78,060**	107,033	134,038	61,827	61,526
Cost of research and development contracts	**10,370**	10,994	16,059	13,438	10,330
Administrative and selling expenses	**17,150**	17,194	19,968	18,625	17,759
Research and development costs	**18,562**	19,160	23,471	27,489	24,714
Total costs and expenses	**124,142**	154,381	193,536	121,379	114,329
Loss from operations	**(54,365)**	(66,365)	(92,801)	(73,145)	(81,041)
Interest expense	**(127)**	(265)	(100)	(84)	(103)
Loss from equity investments	**(730)**	(812)	(1,867)	(1,263)	(828)
Interest and other income, net (1)	**1,354**	860	3,268	7,471	5,760
Redeemable minority interest	**(2,367)**	(2,092)	(1,857)	(1,653)	107
Provision for income tax	**(91)**	—	—	—	—
Net loss	**(56,326)**	(68,674)	(93,357)	(68,674)	(76,105)
Net loss attributable to noncontrolling interest	**663**	—	—	—	—
Net loss attributable to FuelCell Energy, Inc.	**(55,663)**	(68,674)	(93,357)	(68,674)	(76,105)
Preferred stock dividends	**(3,201)**	(3,208)	(3,208)	(3,208)	(8,117)
Net loss to common shareholders	**$ (58,864)**	$ (71,882)	$ (96,565)	$ (71,882)	$ (84,222)
Net loss to common shareholders					
Basic	**$ (0.63)**	$ (0.99)	$ (1.41)	$ (1.16)	$ (1.65)
Diluted	**$ (0.63)**	$ (0.99)	$ (1.41)	$ (1.16)	$ (1.65)
Weighted average shares outstanding					
Basic	**93,926**	72,393	68,571	61,991	51,047
Diluted	**93,926**	72,393	68,571	61,991	51,047

(1) Includes net license fee income of $34, $42 and $70 for years ended October 31, 2008, 2007 and 2006, respectively that were reported separately in prior years.

Consolidated Balance Sheet Data:

(Amounts presented in thousands, except for per share amounts)	Years Ended October 31,				
	2010	2009	2008	2007	2006
Cash and cash equivalents	**$ 20,467**	$ 57,823	$ 38,043	$ 92,997	$ 26,247
Short-term investments (U.S. treasury securities)	**25,019**	7,004	30,406	60,634	81,286
Working capital	**48,171**	77,793	59,606	158,687	104,307
Total current assets	**102,209**	119,679	118,020	201,005	133,709
Long-term investments (U.S. treasury securities)	**9,071**	—	18,434	—	13,054
Total assets	**150,529**	162,688	185,476	253,188	206,652
Total current liabilities	**54,038**	41,886	58,414	42,318	29,402
Total non-current liabilities	**12,098**	14,534	6,747	5,014	5,840
Redeemable minority interest	**16,849**	14,976	13,307	11,884	10,665
Redeemable preferred stock	**59,857**	59,950	59,950	59,950	59,950
Total equity	**7,687**	31,342	47,058	134,022	100,795
Book value per share (1)	**$ 0.07**	$ 0.37	$ 0.68	$ 1.97	$ 1.90

(1) Calculated as total equity divided by common shares issued and outstanding as of the balance sheet date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Recent Developments

Overview

We are a world leader in the development and production of stationary fuel cells for commercial, industrial, government and utility customers. Our ultra-clean, high efficiency Direct FuelCell® (DFC®) power plants are generating power at over 50 locations worldwide. Our products have generated over 650 million kWh of power using a variety of fuels including renewable wastewater gas, food and beverage waste, natural gas and other hydrocarbon fuels.

Our vision is to provide ultra-clean, highly efficient, reliable distributed generation baseload power at a cost per kilowatt hour that is less than the cost of grid-delivered electricity. On an un-subsidized basis, our power plants provide electricity that is priced competitively to grid-delivered electricity in certain high cost regions of the United States.

Our Company was founded in Connecticut in 1969 and reincorporated in Delaware in 1999. Our core fuel cell products ("Direct FuelCell®" or "DFC® Power Plants") offer highly efficient stationary power generation for customers. In addition to our commercial products, we continue to develop our carbonate fuel cells, planar solid oxide fuel cell ("SOFC") technology and other fuel cell technology with our own and government research and development funds.

Our proprietary carbonate DFC Power Plants electrochemically (without combustion) produce electricity directly from readily available hydrocarbon fuels such as natural gas and biogas in a highly efficient process. The primary byproducts of the fuel cell process are heat and water. Due to the lack of combustion, our fuel cells emit virtually zero pollutants such as NOx, SOx or particulate matter.

Our fuel cells operate 24 hours per day seven days per week providing reliable power to both on-site customers and grid-support applications. Our DFC Power Plants can be part of a total on-site power generation solution with our high efficiency products providing base load power. Our power plants can also work in conjunction with intermittent power, such as solar or wind, or less efficient combustion-based equipment that provide peaking and load following energy. Our products are also well suited for meeting the needs of utility grid-support applications.

Higher fuel efficiency results in lower emissions of carbon dioxide ("CO2"), a major greenhouse gas, and also results in less fuel needed per kWh of electricity generated and Btu of heat produced. The high efficiency of the DFC Power Plant results in significantly less CO2 per unit of power production compared to the average U.S. fossil fuel power plant. Greater efficiency reduces customers' exposure to volatile fuel costs, minimizes operating costs, and provides maximum electrical output from a finite fuel source. DFC Power Plants achieve electrical efficiencies of 47 percent to 60 percent or higher depending on configuration, location, and application, and up to 90 percent total efficiency in combined heat and power applications.

A fuel cell power plant includes the fuel cell stack module that produces the electricity, and balance-of-plant (BOP). The mechanical balance-of-plant processes the incoming fuel such as natural gas or renewable biogas and includes various fuel handling and processing equipment such as pipes and blowers. The electrical balance-of-plant processes the power generated for use by the customer and includes electrical interface equipment such as inverters.

Our fuel cells operate on a variety of hydrocarbon fuels, including natural gas, renewable biogas, propane, methanol, coal gas, and coal mine methane.

Compared to other power generation technologies, our products offer significant advantages including:

- Near-zero pollutants;
- High efficiency;
- Ability to site units locally as distributed power generation;
- Potentially lower cost power generation;
- Byproduct heat ideal for cogeneration applications;
- High efficiency and cogeneration reduce carbon emissions
- Reliable around-the-clock base load power;
- Quiet operation; and
- Fuel flexibility.

Typical customers for our products include universities, manufacturers, mission critical institutions such as correction facilities and government installations, hotels, natural gas letdown stations and customers who can use renewable biogas for fuel such as municipal water treatment facilities, breweries, and food processors. Our MW-class products are also used to supplement the grid for utility customers. With increasing demand for renewable and ultra-clean power options and increased volatility in electric markets, our products offer our customers greater control over power generation economics, reliability, and emissions.

Our DFC Power Plants are protected by 61 U.S. and 66 international patents. We currently have 30 U.S. and 130 international patents under application.

Recent Developments

Registered Direct Offering

On January 10, 2011 we announced entry into a definitive agreement with an institutional investor to sell an aggregate of 10,160,428 units at a negotiated price of $1.87 per unit, with each unit consisting of (i) one share of its common stock, par value $0.0001 per share ("Common Stock") and (ii) one warrant to purchase 1.0 share of Common Stock, in a registered direct offering for gross proceeds of $19.0 million. The net proceeds from the sale of the units, after deducting the placement agent fees and other estimated offering expenses, will be approximately $17.8 million. We intend to use the proceeds from this offering for product development, project financing, expansion of manufacturing capacity, and general corporate purposes.

The warrants have an exercise price of $2.29 per share and are exercisable beginning on the date that is six months and one day after the closing date and will expire twenty one months after issuance. Additionally, FuelCell Energy will obtain the right, subject to certain conditions, to require the investor to purchase up to 10.0 million additional shares approximately nine months after the initial closing date of the transaction. The sale price for the additional shares will be based on a fixed ten percent discount to a volume weighted average price ("VWAP") measurement at the time FuelCell Energy exercises the option. FuelCell Energy cannot require the investor to purchase more than $20 million of additional shares.

The offering closed on January 13, 2011. Lazard Capital Markets LLC served as the sole placement agent for the offering.

Public Offering

In July 2010 we completed an underwritten public offering of 27,600,000 shares of common stock at a price to the public of $1.25 per share. Net proceeds to the Company from the offering, after deducting the underwriters' discounts and commissions and offering expenses, were approximately $32.1 million.

Commercial Products

California: Clean energy deployment remains a focus in California with 15.2 MW of orders received during fiscal 2010. The State and its Public Utilities Commission are driving clean energy deployment to reduce greenhouse gases and pollution while encouraging the utilization of distributed generation. Fiscal 2010 California orders are for use at wastewater treatment facilities, universities, municipal pump stations and animal farms and will utilize a variety of fuels, including renewable biogas, directed biogas, animal waste, and natural gas. The financing used for these projects included publicly issued bonds, equity and debt investments by investors and commercial bank financing.

South Korea: In March 2010, the National Assembly of the Republic of Korea passed a Renewable Portfolio Standard (RPS) requiring 4 percent clean energy generation by 2015 and 10 percent by 2022. The program, which will become effective in 2012, will mandate 350 MW of additional renewable energy per year through 2016, and 700 megawatts per year through 2022. Carrying forward the policy introduced in 2006 under Korea's feed-in tariff program, the government has elected to designate fuel cells operating on natural gas and biogas as "New and Renewable Energy," fully qualifying under the new program.

In response to the new South Korean RPS, POSCO Power began construction of a 100 MW fuel cell stack assembly plant in South Korea in April 2010 with production expected to begin in early 2011. For this facility, POSCO Power procured fuel cell stack module assembly and conditioning equipment through FCE which will be used to assemble and condition fuel cell stacks in South Korea using fuel cell components supplied by FuelCell Energy.

In 2010, POSCO Power also ordered a 300 kilowatt DFC 300MA fuel cell power plant to develop market applications that target grid support combined with the ability to provide emergency power for installations requiring an uninterrupted supply of power. In the event of temporary interruption of power from the transmission grid, the fuel cell power plant would then switch and provide power to the installation. The South Korean Government is providing financial support for the purchase of this fuel cell power plant and associated development activities.

We have also partnered with POSCO Power to expand the market for fuel cells in South Korea through development of a small-scale Direct FuelCell power plant targeted at the commercial/apartment building market. POSCO Power will fund the development under a joint development agreement announced subsequent to the fiscal year ended October 31, 2010. The $5.8 million program will be funded in stages as performance milestones are reached.

Connecticut: The Company continues active discussions with private and government financing sources for the 43.5 MW of fuel cell projects selected and approved by the Connecticut Department of Utility Control. The Company also received 0.9 MW of orders in Connecticut during fiscal 2010.

Government Research and Development Contracts

Advanced Hydrogen Programs:

- A DFC300-H2 power plant has been installed at a wastewater treatment facility in Los Angeles, California to supply 1) hydrogen for use in fuel cell vehicle refueling, 2) clean electricity, and 3) high quality heat for the wastewater treatment process. The plant began operating on natural gas during the fourth quarter of 2010 and is expected to be operational on renewable biogas by early 2011. The demonstration is being performed under sub-contract to Air Products with the majority of funding provided by the U.S. Department of Energy (DOE).
- The Company was awarded approximately $2.8 million during the fourth quarter of 2010 by the DOE to demonstrate the hydrogen production capacity of a DFC power plant for use by the metal processing industry. A DFC300-H2 will be configured to generate three value streams including: 1) hydrogen for use in a heat treating process, 2) clean electricity, and 3) high quality heat. Over 600 companies operate in the metal processing industry in the USA, representing a significant potential market.

Hydrogen Compression: The Company was awarded approximately $2.0 million during the fourth quarter of 2010 by the DOE to further develop and demonstrate a highly efficient and reliable method for compressing hydrogen utilizing its solid-state Electrochemical Hydrogen Compressor (EHC) technology. The EHC technology can be utilized to compress hydrogen for storage, transport and subsequent use for vehicle refueling or other industrial applications.

Solid Oxide Fuel Cell Development: The Company continues to partner with Versa Power Systems Inc. (Versa), for the development of a Large Scale Coal-Based Solid Oxide Fuel Cell under the U.S. Department of Energy Solid State Energy Conversion Alliance (SECA) Program. The FuelCell Energy/Versa team met cost and performance objectives for a minimum 25 kW fuel cell stack in Phase II of the program. The full scale advanced fuel cell system to be demonstrated in Phase III is expected to incorporate an SOFC module with an output of up to 250 kW to efficiently convert the energy contained in coal to ultra-clean grid electrical power. We have submitted a bid for approximately $34 million to the DOE for Phase III and expect a decision in early 2011.

Series 1 Preferred Share Obligation

As previously disclosed, our wholly owned subsidiary (FCE Ltd) had a $12.5 million obligation originally due to Enbridge on December 31, 2010. The Company and Enbridge have been in negotiations to modify certain terms of the Series 1 preferred share agreement, and have agreed to extend the payment deadline to January 31, 2011 to continue these negotiations. Under the existing terms, FCE Ltd. has the option of meeting this obligation through a cash payment or with unregistered shares of FuelCell Energy, Inc. common stock. The Company is a guarantor of FCE Ltd's obligations to Enbridge. In the current negotiations,

Enbridge is seeking terms that, as proposed, may require payments in excess of those we believe we are obligated to pay. While we intend to achieve the most favorable outcome in light of our obligations under the Series 1 preferred shares, it can not presently predict the final terms of any agreement with Enbridge.

This obligation relates to dividends accrued on the series 1 preferred stock acquired in the 2003 acquisition of Global Thermoelectric, Inc (GTI). This obligation has been reported in temporary equity on the balance sheet as redeemable preferred stock of subsidiary. We acquired Global Thermoelectric due to their expertise in solid oxide fuel cell technology. At the time of the acquisition, Enbridge owned preferred shares in GTI. Refer also to Note 11 of the Consolidated Financial Statements.

Revolving Credit Facility

In January 2011, the Company entered into a $5.0 million revolving credit facility with JP Morgan Chase Bank, N.A. and the Export-Import Bank of the United States. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services. The agreement has a one year term with renewal provisions. The outstanding principal balance of the facility will bear interest, at the option of the Company of either the one-month LIBOR plus 1.5 percent or the prime rate of JP Morgan Chase. The facility is secured by certain working capital assets and general intangibles, up to the amount of the outstanding facility balance.

Results of Operations

Management evaluates the results of operations and cash flows using a variety of key performance indicators including revenues compared to prior periods and internal forecasts, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the 'Results of Operations' and 'Liquidity and Capital Resources' sections.

Comparison of the Years Ended October 31, 2010 and October 31, 2009

Revenues and Costs of Revenues

Revenues, cost of revenues, gross margins and cost ratios for the years ended October 31, 2010 and 2009 were as follows:

	Year Ended October 31, 2010		*Year Ended October 31, 2009*		
	Revenues	**Percent of Revenues**	Revenues	Percent of Revenues	Percentage change
Revenues:					
Product sales and revenues	**$ 59,226**	**85%**	$ 73,804	84%	(20)%
Research and development contracts	**10,551**	**15%**	14,212	16%	(26)%
Total revenues	**$ 69,777**	**100%**	$ 88,016	100%	(21)%
Costs and expenses:					
Cost of product sales and revenues	**$ 78,060**	**88%**	$107,033	91%	(27)%
Cost of research and development contracts	**10,370**	**12%**	10,994	9%	(6)%
Total costs and expenses	**$ 88,430**	**100%**	$118,027	100%	(25)%
Gross Margin:					
Cost of product sales and revenues	**$(18,834)**	**101%**	$ (33,229)	111%	(43)%
Cost of research and development contracts	**181**	**(1)%**	3,218	(11)%	(94)%
Total gross margin	**$(18,653)**	**100%**	$ (30,011)	100%	(38)%
Product Sales Cost-to-revenue ratio	**1.32**		1.45		

Total revenues for the year ended October 31, 2010 decreased by $18.2 million, or 21 percent, to $69.8 million from $88.0 million during the same period last year. Total cost of revenues for the year ended October 31, 2010 decreased by $29.6 million, or 25 percent, to $88.4 million from $118.0 million during the same period last year.

We contract with a small number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2010, 2009 and 2008, our top three customers, POSCO, which is a related party and owns approximately 10 percent of the outstanding common shares of the Company, the U.S. government (primarily the Department of Energy) and Pacific Gas and Electric, accounted for 83 percent, 80 percent and 63 percent, respectively, of our total annual consolidated revenue. Our largest strategic partner, POSCO, accounted for 58 percent, 64 percent and 46 percent, respectively, of total revenues, the U.S. government accounted for 15 percent, 16 percent and 17 percent, respectively, of total revenues and Pacific Gas and Electric accounted for 10 percent of total revenues for the fiscal year ended October 31, 2010 and there was no revenue from Pacific Gas and Electric in 2009 or 2008.

There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a limited number of customers. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales to, one or more of our larger customers could have a material adverse affect on our business, financial condition and results of operations.

Product sales and revenues

We have historically sold our fuel cell products below cost while the market develops and product costs are reduced. We have been engaged in a formal commercial cost-out program since 2003 to reduce the total life cycle costs of our power plants and have made significant progress primarily through value engineering our products, manufacturing process improvements, higher production levels, technology improvements and global sourcing. During fiscal 2009, we began production of our newest MW-class power plants. The new design incorporates new stacks with outputs of 350 kW each compared to 300 kW previously, along with lower component and raw material costs derived from process improvements, volume manufacturing and global sourcing. As a result, we have seen significant improvement in our manufactured product margins during fiscal 2010. The overall product cost-to-revenue ratio (including warranty expenses, liquidated damages, costs to service power plants for customers with LTSAs, PPA operating costs and LCM adjustments) improved to 1.32 in fiscal 2010 from 1.45 in fiscal 2009.

Product sales and revenues decreased $14.6 million to $59.2 million for fiscal 2010, compared to $73.8 million for fiscal 2009. Lower product revenue resulted from the transition in product sales mix to POSCO from complete power plants in fiscal 2009 to a larger proportion in fiscal 2010 being only for the stack module part of the power plant. Partially offsetting this decline was higher revenue from LTSAs due to sales of service agreements on power plant installations in South Korea. Revenue in fiscal 2010 included $46.5 million of product sales (complete power plants, modules and components), $3.6 million related to the sale of stack module assembly and conditioning equipment to POSCO and for site engineering and construction work for projects where we are responsible for complete power plant system installation, $6.9 million related to service agreements and component sales and $2.2 million related to PPAs.

Cost of product sales and revenues decreased to $78.1 million for fiscal 2010, compared to $107.0 million during 2009. This decrease is due to the transition of production for POSCO from complete power plants to only the stack module part of the power plant, production of lower cost products and the impact from higher costs in 2009 due to delays in commissioning and final acceptance testing on the first multi-megawatt products installed in South Korea. Although we did continue to incur some post installation issues in fiscal 2010 in South Korea, they were significantly less than in fiscal 2009.

Cost of product sales and revenues includes costs to manufacture and ship our power plants and power plant components to customers, site engineering and construction costs where we are responsible for power plant system installation, costs for stack module assembly and conditioning equipment sold to POSCO, warranty expense, liquidated damages and costs to service power plants for customers with long-term service agreements (including maintenance and stack replacement costs incurred during the period), PPA operating costs and LCM adjustments.

Service agreements and aftermarket costs, net of revenues, totaled $13.9 million for the fiscal year ended October 31, 2010 compared to $14.4 million in the same period of the prior year. The decrease in net service agreement and aftermarket costs is primarily due to lower stack replacement and routine maintenance costs.

Research and development contracts

Research and development contracts revenue is derived primarily (greater than 90 percent) from the DOE and other governmental agencies. Research and development contracts revenue and related costs for the fiscal years ended October 31, 2010 and 2009 were as follows:

	Years Ended October 31,		Percentage
	2010	2009	change
Research and development contracts	**$10,551**	$14,212	(26)%
Cost of research and development contracts	**10,370**	10,994	(6)%
Gross margin	**$ 181**	$ 3,218	(94)%

Research and development contracts revenue decreased $3.7 million to $10.5 million for fiscal 2010, compared to $14.2 million for 2009. Cost of research and development contracts decreased $0.6 million to $10.4 million during fiscal 2010, compared to $11.0 million for 2009. Margin from research and development contracts for 2010 was $0.2 million or 2 percent, compared to $3.2 million or 23 percent in 2009. The decline in revenue was primarily due to lower activity on the SECA program.

Administrative and selling expenses

Administrative and selling expenses remained unchanged at $17.2 million during fiscal 2010, compared to 2009.

Research and development expenses

Research and development expenses decreased $0.6 million to $18.6 million during fiscal 2010, compared to $19.2 million in 2009. The decrease is related to the cash management plan implemented in fiscal 2009 and increased support by the Company's engineers on non-research and development activities.

Loss from operations

Loss from operations for the fiscal year ended October 31, 2010 was $54.4 million compared to a loss of $66.4 million in 2009. The improvement in net loss from operations was due to the $11.4 million net improvement in gross margin on product sales and research and development contracts and lower research and development expenses.

Loss from equity investments

Our ownership interest in Versa Power Systems, Inc. ("Versa") at October 31, 2010 was 39 percent, unchanged from 2009. We account for the investment under the equity method of accounting. Our share of equity losses from Versa decreased $0.1 million to $0.7 million in fiscal 2010 compared to $0.8 million in 2009. This decrease was due to lower cost share requirements on research and development activity being performed by Versa.

Interest and other income, net

Interest and other income, net, increased to $1.4 million for fiscal 2010 compared to $0.9 million for 2009. The increase is due to license fee income on the POSCO technology transfer agreements.

Provision for income taxes

We have not paid federal or state income taxes in several years due to our history of net operating losses, although we have paid foreign taxes in South Korea. In fiscal 2010, our provision for income taxes was $0.1 million, which related to South Korean tax obligations. During 2009, we began manufacturing products that are gross margin profitable on a per unit basis; however, we cannot estimate when production volumes will be sufficient to generate taxable income. Accordingly, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets as significant uncertainty exists surrounding the recoverability of these deferred tax assets. Approximately $4.2 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

As of October 31, 2010, we had $541 million of federal NOL carryforwards that expire in the years 2020 through 2030 and $343 million in state NOL carryforwards that expire in the years 2011 through 2030. Additionally, we had $8.7 million of state tax credits available, of which $1.0 million expires in 2018. The remaining credits do not expire.

Net loss attributable to noncontrolling interest

The net loss attributed to the noncontrolling interest for 2010 was $0.7 million. During the year, we adopted new guidance on the accounting for noncontrolling interest (formerly "minority interest"). See Note 1 to the Consolidated Financial Statements for further details.

Comparison of the Years Ended October 31, 2009 and October 31, 2008

Revenues and Costs of Revenues

Revenue, cost of revenues, gross margins and cost ratios for the years ended October 31, 2009 and 2008 were as follows:

	Year Ended October 31, 2009		*Year Ended October 31, 2008*		
	Revenues	Percent of Revenues	Revenues	Percent of Revenues	Percentage change in Revenue
Revenues:					
Product sales and revenues	$ 73,804	84%	$ 82,748	82%	(11)%
Research and development contracts	14,212	16%	17,987	18%	(21)%
Total revenues	$ 88,016	100%	$100,735	100%	(13)%
Costs and expenses:					
Cost of product sales and revenues	$107,033	91%	$134,038	89%	(20)%
Cost of research and development contracts	10,994	9%	16,059	11%	(32)%
Total costs and expenses	$118,027	100%	$150,097	100%	(21)%
Gross Margin:					
Cost of product sales and revenues	$ (33,229)	111%	$ (51,290)	104%	(35)%
Cost of research and development contracts	3,218	(11)%	1,928	(4)%	67%
Total gross margin	$ (30,011)	100%	$ (49,362)	100%	(39)%
Product Sales Cost-to-revenue ratio	1.45		1.62		

Total revenues for the year ended October 31, 2009 decreased by $12.7 million, or 13 percent, to $88.0 million from $100.7 million during the same period last year. Total cost of revenues for the year ended October 31, 2009 decreased by $32.1 million, or 21 percent, to $118.0 million from $150.1 million during the same period last year.

We contract with a small number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2009 and 2008, our top two customers, POSCO and the DOE, accounted for 80 percent and 62 percent, respectively, of our total annual consolidated revenue. POSCO, accounted for 64 percent and 46 percent, respectively, of total revenues, and the DOE and other governmental agencies accounted for 16 percent and 17 percent, respectively, of total revenues for the fiscal years ended October 31, 2009 and 2008.

Product sales and revenues

Product sales and revenues decreased $8.9 million to $73.8 million for fiscal 2009, compared to $82.7 million for fiscal 2008. Reduced site engineering and construction work of $6.7 million and lower component sales of $1.5 million drove the decrease. Revenue in fiscal 2009 included $63.2 million of power plant sales compared to $64.3 million last year, $2.0 million related to site engineering and construction work for projects where we are responsible for complete power plant system installation compared to $8.7 million last year, $6.0 million related to service agreements and component sales compared to $6.8 million last year and $2.6 million of revenue related to PPAs compared to $2.9 million last year.

Cost of product sales and revenues decreased to $107.0 million for fiscal 2009, compared to $134.0 million during 2008. The cost-to-revenue ratio also decreased to 1.45-to-1 during fiscal 2009, compared to 1.62-to-1 during the same period a year ago. The cost-to-revenue ratio was favorably impacted in fiscal 2009 by the shift to lower cost MW-class products and lower unit costs across all product lines. In the second half of the fiscal year we experienced delays in commissioning and final acceptance testing on the first multi-MW products installed in South Korea. This resulted in higher costs which negatively impacted the cost-to-revenue ratio.

Cost of product sales and revenues includes costs to manufacture and ship our power plants and power plant components to customers, site engineering and construction costs where we are responsible for power plant system installation, warranty expense, liquidated damages and costs to service power plants for customers with long-term service agreements (including maintenance and stack replacement costs incurred during the period), PPA operating costs and LCM adjustments.

Service agreements and aftermarket costs, net of revenues, totaled $14.4 million for the fiscal year ended October 31, 2009 compared to $19.9 million in the same period of the prior year. The decrease in net service agreement and aftermarket costs is primarily due to lower stack replacement costs. In fiscal year 2008, we began producing a five-year fuel cell stack and are now using these stacks in our current power plants.

Research and development contracts

Research and development contracts revenue is derived primarily (greater than 90 percent) from the DOE and other governmental agencies. Research and development contracts revenue and related costs for the fiscal years ended October 31, 2009 and 2008 were as follows:

	Years Ended October 31, 2009	2008	Percentage change
Research and development contracts	$14,212	$17,987	(21)%
Cost of research and development contracts	10,994	16,059	(32)%
Gross margin	$ 3,218	$ 1,928	67%

Research and development contracts revenue decreased $3.8 million to $14.2 million for fiscal 2009, compared to $18.0 million for 2008. Cost of research and development contracts decreased $5.1 million to $11.0 million during fiscal 2009, compared to $16.1 million for 2008. Margin from research and development contracts for 2009 was $3.2 million or 23 percent, compared to $1.9 million or 11 percent in 2008. The decline in revenue compared to the prior year is due to the completion of several government programs in the second half of fiscal 2008 and the transition to the Phase II coal-based SOFC contract that was awarded in January 2009. Phase II of the MW-class coal-based SOFC contract is a $30.2 million contract of which the DOE has agreed to fund $21.0 million with the remaining amount to be funded by us. The decline in costs and corresponding margin improvement is due to a lower cost-share requirement for the Phase II coal-based SOFC contract.

Administrative and selling expenses

Administrative and selling expenses decreased $2.8 million to $17.2 million during fiscal 2009, compared to $20.0 million in 2008. This decrease is due to lower spending as a result of the cash management plan implemented in fiscal 2009 and lower share-based compensation expense.

Research and development expenses

Research and development expenses decreased $4.3 million to $19.2 million during fiscal 2009, compared to $23.5 million in 2008. The decrease is related to the cash management plan implemented in fiscal 2009 and the lower level of engineering effort supporting manufacturing operations, which is accounted for in cost of goods sold.

Loss from operations

Loss from operations for the fiscal year ended October 31, 2009 was $66.4 million compared to a loss of $92.8 million in 2008. The reduction is due to a shift of production to lower cost MW-class products, improved sales margins from cost reductions across all product lines and lower operating expenses for the reasons noted above.

Loss from equity investments

Our ownership interest in Versa Power Systems, Inc. ("Versa") at October 31, 2009 was 39 percent, unchanged from 2008. We account for the investment under the equity method of accounting. Our share of equity losses from Versa decreased $1.1 million to $0.8 million in fiscal 2009 compared to $1.9 million in 2008. This decrease was due to lower cost share requirements on research and development activity being performed by Versa.

Interest and other income, net

Interest and other income, net, decreased to $0.9 million for fiscal 2009 compared to $3.3 million for 2008 due to lower average invested balances and lower average interest rates.

Provision for income taxes

We have not paid federal or state income taxes in several years due to our history of net operating losses. During 2009, we began manufacturing products that are expected to be gross margin profitable on a per unit basis; however, we cannot estimate when production volumes will be sufficient to generate taxable income. Accordingly, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets as significant uncertainty exists surrounding the recoverability of these deferred tax assets. Approximately $4.3 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

As of October 31, 2009, we had $497 million of federal NOL carryforwards that expire in the years 2020 through 2029 and $341 million in state NOL carryforwards that expire in the years 2011 through 2029. We also had $8.1 million of Connecticut state tax credit carryforwards, of which $1 million expires in 2018. The remaining credits do not expire.

Liquidity and Capital Resources

Our future liquidity will be dependent on obtaining the order volumes and cost reductions necessary to achieve profitable operations. As a result of product cost reductions, we believe sales volume of 75 MW to 125 MW will drive the Company to profitability with the lower end of the range reflecting a sales mix oriented towards complete power plants and the upper end of the range oriented towards fuel cell components. Actual results will depend on product mix, volume, future service costs, and market pricing.

We have been engaged in a formal commercial cost-out program since 2003 to reduce the total life cycle costs of our power plants and have made significant progress primarily through value engineering our products, manufacturing process improvements, higher production levels, technology improvements and global sourcing. During fiscal 2009, we began production of our newest megawatt-class power plants. These power plants incorporate new fuel cell stacks with outputs of 350 kilowatts (kW) compared to 300 kW previously, along with lower component and raw material costs. As a result, we have experienced significant improvement in our margins and cost ratios as product sales in 2010 were gross margin positive on a per unit basis.

During fiscal 2010, our manufacturing run-rate was an annualized 22 MW, compared to 30 MW in fiscal 2009 to match production with customer delivery requirements on remaining backlog. Our sales and service backlog as of October 31, 2010 was approximately $154 million compared to approximately $91 million as of October 31, 2009. In response to the increased level of domestic orders received in 2010 and anticipating additional orders from POSCO Power, we increased our production run rate to 35 megawatts per year during the fourth quarter of fiscal year 2010.

By investing $5 million to $7 million for upgrades and maintenance of production assets, maximizing existing assets, operating at full capacity (e.g. multiple shifts 24 hours per day, up to 7 days a week) and making other improvements, we estimate that we can increase capacity from 70 MW to 90 MW of annual production. With increasing order flow, our plan has been to expand production capacity to 150 MW within our existing Torrington facility. This expansion would require the addition of equipment (e.g. furnaces, tapecasting and other equipment) to increase the capacity of certain operations. Due to the economies of scale and equipment required, we believe it is more cost effective to add capacity in large blocks. We estimate that the expansion to 150 MW will require additional capital investments of $35 to $45 million although, this expansion may occur in stages depending on the level of market demand.

In addition to increasing annual order volume and reducing product costs, we may also raise capital through debt or equity offerings; however, there can be no assurance that we will be able to obtain additional capital in the future. The timing and size of any financing will depend on multiple factors including market conditions, future order flow and the need to adjust production capacity. If we are unable to raise additional capital, our growth potential may be adversely affected and we may have to modify our plans. We anticipate that our existing capital resources, together with anticipated revenues and cash flows, will be adequate to satisfy our financial requirements and agreements through at least the next twelve months.

Cash Flows

Cash, cash equivalents, and investments in U.S. treasuries totaled approximately $54.6 million as of October 31, 2010 compared to $64.8 million as of October 31, 2009. Net cash and investments used during the year ended October 31, 2010 was $10.3 million compared to $22.1 million during fiscal 2009. We received cash inflow from the following equity offering in fiscal 2010:

- In July 2010, we received $32.1 million, net of underwriting discounts, commissions and offering expenses, from an underwritten public offering of 27,600,000 shares of common stock at $1.25 per share.

Excluding this offering, our use of net cash and investments for the fiscal year totaled $42.4 million. As a result of reduced product costs and expected cash flow on existing contract backlog and improvements in the U.S. market that is driving increased production levels, we expect that cash use, excluding equity offerings, will be reduced from fiscal 2010 levels. Actual quarterly cash use is impacted by numerous factors including the timing of new orders and customer payments, changes in working capital, capital spending and the factory production rate.

Cash, cash equivalents, and investments in U.S. Treasuries at October 31, 2010 and 2009 were as follows:

	Years Ended October 31,		
	2010	2009	Change
Cash and cash equivalents	**$20,467**	$57,823	$(37,356)
U.S. Treasuries	**34,090**	7,004	27,086
Total	**$54,557**	$64,827	$(10,270)

Cash and cash equivalents at October 31, 2010 totaled $20.5 million, reflecting a decrease of $37.4 million from October 31, 2009. We have pledged approximately $9.0 million of our cash and cash equivalents as collateral and letters of credit for certain banking requirements and contracts. As of October 31, 2010, outstanding letters of credit totaled $7.3 million. These expire on various dates through May 2012. The key components of our cash inflows and outflows from operations were as follows:

Operating Activities — During fiscal 2010, we used $35.0 million in cash for operating activities, compared to $65.2 million of cash used during 2009. Cash used in operating activities during fiscal 2010 consisted of the net loss for the year of $56.3 million and changes in net working capital of $6.7 million partially offset by non-cash charges totaling $14.6 million.

Changes in working capital improved through decreased accounts receivable of $4.5 million and increased deferred revenue of $6.4 million due to milestone payments primarily related to our POSCO product and sales contracts. Also benefiting working capital was higher accounts payable and accrued expenses of $4.5 million. These working capital improvements were partially offset by higher inventory of $7.9 million related to product in inventory not yet applied to customer contracts and higher other assets of $0.8 million. Non-cash charges consisted primarily of share-based compensation of $2.9 million, increase in carrying value of equity investment and redeemable minority interest of $3.1 million, depreciation expense of $7.4 million, impairment on fixed assets of $0.8 million and increase in the allowance for doubtful accounts of $0.4 million.

During fiscal 2009, we used $65.2 million in cash for operating activities, compared to $61.4 million of cash used during 2008. Cash used in operating activities during fiscal 2009 consisted of the net loss for the year of $68.7 million and changes in net working capital of $13.8 million partially offset by non-cash charges totaling $17.3 million.

Investing Activities — During fiscal 2010, net cash used in investing activities totaled $30.3 million compared to $37.8 million of cash provided in 2009. Cash used in investing activities in 2010 consisted of new U.S. Treasury purchases of $59.7 million partially offset by the maturity of $32.5 million of investments in U.S. treasury securities, capital expenditures of $2.5 million and a convertible debt investment in Versa of $0.6 million.

During fiscal 2009, net cash provided by investing activities totaled $37.8 million compared to $3.8 million of cash provided in 2008. Cash provided by investing activities in 2009 consisted of the maturity of $41.0 million of investments in U.S. treasury securities partially offset by capital expenditures of $2.6 million and a convertible debt investment in Versa of $0.6 million.

Financing Activities — During fiscal 2010, net cash provided by financing activities totaled $27.9 million compared to $47.2 million in 2009. Cash provided by financing activities during 2010 consisted primarily of $32.1 million from the sale and issuance of common stock partially offset by the payment of preferred stock dividends of $3.7 million, debt repayment of $0.4 million and restricted stock transactions of $0.2 million.

During fiscal 2009, net cash provided by financing activities totaled $47.2 million compared to $2.6 million in 2008. Cash provided by financing activities during 2009 consisted primarily of $50.3 million from the sale and issuance of common stock partially offset by the payment of preferred stock dividends of $3.6 million. As previously discussed, we raised $22.5 million, net of fees, from the sale of common stock in a direct registered stock offering and POSCO purchased $25.0 million of our common stock in connection with the execution of the 2009 License Agreement.

Sources and Uses of Cash and Investments

We continue to invest in new product and market development and, as such, we are not currently generating positive cash flow from operations. Our operations are funded primarily through sales of equity and debt securities, cash generated from product sales, service contracts and PPAs, incentive funding, government research and development contracts, and interest earned on investments. In order to produce positive cash flow from operations, we need to be successful at increasing annual order volume and implementing our cost reduction efforts as well as continuing involvement in research and development contracts. Status of these activities is described below.

On January 13, 2011 we closed on a registered direct offering with an institutional investor for the sale of 10,160,428 units at a negotiated price of $1.87 per unit (gross proceeds of $19.0 million), with each unit consisting of (i) one share of its common stock, par value $0.0001 per share ("Common Stock") and (ii) one warrant to purchase 1.0 share of Common Stock. The net proceeds from the sale of the units, after deducting the placement agent fees and other estimated offering expenses, will be approximately $17.8 million. We intend to use the proceeds from this offering for product development, project financing, expansion of manufacturing capacity, and general corporate purposes.

Increasing annual order volume

We need to increase annual order volume to achieve profitability. Increased production volumes lower costs by leveraging supplier/purchasing opportunities, creating opportunities for incorporating manufacturing process improvements, and spreading fixed costs over more units. Our overall manufacturing process (module manufacturing, final assembly, testing and conditioning) has a production capacity of 70 MW per year.

Refer to Recent Development for updates on our key markets (South Korea, California and Connecticut) and information on our government research and development projects.

Cost reduction efforts

Product cost reductions are essential for us to more fully penetrate the market for our fuel cell products and attain profitability. Cost reductions will also reduce or eliminate the need for incentive funding programs which currently allow us to price our products to compete with grid-delivered power and other distributed generation technologies. Product cost reductions come from several areas:

- engineering improvements;
- technology advances;
- supply chain management;
- production volume; and
- manufacturing process improvements.

We continually strive to reduce product costs and increase power output of our products. As previously mentioned, we began production of our newest megawatt-class power plants during fiscal 2009, which incorporate higher output stacks and lower component and raw material costs. Also in 2009, we introduced a five-year fuel cell stack which is expected to reduce our long-term service costs. We are also developing and expect to bring to market products with a stack life greater than five-years. Extending stack life increases the sales value of the product and reduces service costs.

Continued involvement in research and development contracts

Our research and development contracts are generally multi-year, cost reimbursement contracts. The majority of these are U.S. Government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts, and to obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Commitments and Significant Contractual Obligations

A summary of our significant future commitments and contractual obligations as of October 31, 2010 and the related payments by fiscal year is summarized as follows:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More Than 5 years
Capital and operating lease commitments (1)	$ 3,731	$ 872	$ 1,563	$1,221	$ 75
Term loans (principal and interest)	5,703	1,044	730	761	3,168
Purchase commitments (2)	43,843	36,755	7,088	—	—
Series B Preferred dividends payable (3)					
Series 1 Preferred dividends payable (4)	24,224	12,875	2,454	2,454	6,441
Total	$77,501	$51,546	$11,835	$4,436	$9,684

(1) Future minimum lease payments on capital and operating leases.

(2) Purchase commitments with suppliers for materials, supplies and services incurred in the normal course of business.

(3) We are currently paying $3.2 million in annual dividends on our Series B Preferred Stock. Dividends on Series B Preferred Stock accrue at an annual rate of 5 percent and are paid quarterly. On or after November 20, 2009 we may, at our option, cause shares of our Series B Preferred Stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75 at November 20, 2009) for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation for the Series B Preferred Stock. The $3.2 million annual dividend payment has not been included as we cannot reasonably determine when and if we will be able to convert the Series B Preferred Stock into shares of our common stock.

(4) Annual dividends of Cdn.$1.25 million ($1.16 million based on the October 31, 2010 exchange rate of Cdn.$0.98 to U.S.$1.00) accrue on the Series 1 Preferred Stock. We have agreed to pay a minimum of Cdn.$500,000 ($465,000 based on an exchange rate of Cdn.$0.98 to U.S.$1.00) in cash or common stock annually to Enbridge, the holder of the Series 1 Preferred Stock, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at an annual rate of 9 percent until payment thereof. All cumulative unpaid dividends originally had to be paid by December 31, 2010. Using an exchange rate of Cdn.$1.0 to U.S.$1.00 (approximate exchange rate on December 31, 2010), cumulative unpaid dividends and accrued interest on the Series 1 Preferred Shares was $12.5 million as of December 31, 2010. In December 2010, Enbridge agreed to extend the payment deadline to January 31, 2011. The Company and Enbridge are in negotiations to modify certain terms of the Series 1 preferred share agreement. The payment amounts above assume (i) that the minimum dividend payments are made through December 31, 2010, (ii) that all cumulative unpaid dividends and accrued interest are paid on December 31, 2010, (iii) that the annual dividend of Cdn.$1.25 million is paid thereafter, and (iv) an exchange rate of Cdn.$0.98 to U.S.$1.00. We have the option of paying these amounts in common stock or cash.

In April 2008, we entered into a new 10-year loan agreement with the Connecticut Development Authority allowing for a maximum amount borrowed of $4.0 million. At October 31, 2010, we had an outstanding balance of $3.8 million on this loan. The stated interest rate is 5 percent and the loan will be collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Repayment terms require (i) interest only payments on outstanding balances through November 2009 and (ii) interest and principal payments commencing in December 2009 through May 2018.

Bridgeport FuelCell Park, LLC ("BFCP"), one of our wholly-owned subsidiaries, has an outstanding loan with the Connecticut Clean Energy Fund, secured by assets of BFCP. Interest accrues monthly at an annual rate of 8.75 percent and repayment of principal and accrued interest is not required until the occurrence of certain events. As of October 31, 2010, no repayments of principal and interest have been made and we cannot reasonably determine when such repayments will begin. The outstanding balance on this loan, including accrued interest, is $0.7 million as of October 31, 2010.

In June 2010 the Company entered into an agreement with Marubeni Corporation to return certain advance contract payments, resolve claims for services and repurchase surplus inventory items previously sold to Marubeni Corporation. The agreement called for payments of approximately $1.9 million to Marubeni Corporation between June and December 2010 and a payment of $1.0 million upon title transfer of surplus inventory to FuelCell. Payments due under this agreement as of October 31, 2010 are recorded as accrued expenses. The Company did not incur a charge to the consolidated statement of operations for this agreement. Terms of the agreement were completed in December of 2010.

We have pledged approximately $9.0 million of our cash and cash equivalents as collateral and letters of credit for certain banking requirements and contracts. As of October 31, 2010, outstanding letters of credit totaled $7.3 million. These expire on various dates through May 2012.

We have identified uncertain tax positions aggregating $15.7 million and reduced our NOLs by this amount. Because of the level of NOLs and valuation allowances, unrecognized tax benefits, even if not resolved in our favor, would not result in any cash payment or obligation and therefore have not been included in the contractual obligation table above.

In addition to the commitments listed in the table above, we have the following outstanding obligations:

Power purchase agreements

As of October 31, 2010, we had 2.5 MW of power plant installations under PPAs ranging in duration from five to ten years. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, primarily natural gas, to run the power plants.

We qualified for incentive funding for these projects in California under the state's SGIP and other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements during the period specified by the government program. Revenue related to these incentive funds is recognized ratably over the performance period. As of October 31, 2010 we had deferred revenue totaling $1.0 million related to incentive funding received on PPAs, which will be earned and recognized in fiscal 2011.

Service and warranty agreements

We warranty our products for a specific period of time against manufacturing or performance defects. Our standard warranty period is generally 15 months after shipment or 12 months after installation of the product. In addition to the standard product warranty, we have contracted with certain customers to provide services to ensure the power plants meet minimum operating levels for terms ranging from one to 20 years. Our standard LTSA term is five years. Pricing for service contracts is based upon estimates of future costs. Also see Critical Accounting Policies and Estimates for additional details.

Research and development cost-share contracts

We have contracted with various government agencies to conduct research and development as either a prime contractor or sub-contractor under multi-year, cost-reimbursement and/or cost-share type contracts or cooperative agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress authorizes the funds. As of October 31, 2010, research and development sales backlog totaled $9.7 million, of which $5.3 million is funded. Should funding be delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Health Care Reform Acts

In March 2010, the President of the United States signed the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the "2010 Acts"). The 2010 Acts will have a substantial impact on health care providers, insurers, employers and individuals. The 2010 Acts will impact employers and businesses differently depending on the size of the organization and the specific impacts on a company's employees. Certain provisions of the 2010 Acts became effective during our open enrollment period (November 1, 2010) while other provisions of the 2010 Acts will be effective in future years. The 2010 Acts could require, among other things, changes to our current employee benefit plans, our information technology infrastructure, and in our administrative and accounting processes. The ultimate extent and cost of these changes cannot be determined at this time and are being evaluated and updated as related regulations and interpretations of the 2010 Acts become available.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. The preparation of financial statements and related disclosures requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, contract loss reserves, excess, slow-moving and obsolete inventories, product warranty costs, reserves on long-term service agreements, share-based compensation expense, allowance for doubtful accounts, depreciation and amortization, long-lived asset impairments and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

We believe that the following discussion represents our critical accounting policies and estimates.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and modules (ii) sale of component part kits and spare parts to customers, (iii) site engineering and construction services (iv) providing services under long-term service agreements ("LTSA"), (v) the sale of electricity under power purchase agreements ("PPA") as well as incentive revenue from the sale of electricity under PPA's, and (vi) customer-sponsored research and development projects. Our revenue is primarily generated from customers located throughout the U.S. and Asia and from agencies of the U.S. government. Revenue from customer-sponsored research and development projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues in the consolidated statements of operations.

Revenue from sales of our DFC power plants and modules are recognized under the percentage of completion method of accounting. Revenues are recognized proportionally as costs are incurred and assigned to a customer contract by comparing total expected costs for each contract to the total contract value. Prior to fiscal 2010, we did not provide for a contract loss reserve on product sales contracts as products were in their early stages of development and market acceptance, and the total costs and timing of production for product sales contracts as well as installation and commissioning of these units could not be reasonably estimated. However, upon procurement of inventory for fulfillment of a product sales contract, the Company recorded such inventory at the lower of cost or market. As a result of a more consistent production rate and predictable timing for fulfillment of product sales contracts and more installation and commissioning experience for our major product lines, effective November 1, 2009 a contract loss reserve on product sales contracts is recognized at the time we become aware that estimated total costs are expected to exceed the contract sales price. As of October 31, 2010, the estimated contract loss reserve totaled approximately $0.6 million. Actual results could vary from initial estimates and reserve estimates will be updated as we gain further manufacturing and operating experience.

Revenue from component part kits and spare parts sales is recognized upon shipment and title transfer under the terms of the customer contract.

Revenue from LTSA contracts for power plants with our 5-year stack design is earned ratably over the term of the contract by performing routine monitoring and maintenance and by meeting a certain level of power output. For our legacy LTSA contracts on power plants with our older 3-year stack design, a portion of the contract value related to the stack replacement has been deferred. Upon stack replacement, revenue is recognized ratably over the remaining contract term. Revenue related to routine monitoring and maintenance under legacy contracts is recognized ratably over the full term of the contract.

Revenue from the sale of electricity is recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA. Site engineering and construction services revenue is recognized on percentage of completion as costs are incurred.

Revenue from research and development contracts is recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. Revenue from government funded research, development and demonstration programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement, and on certain contracts we are reimbursed only a portion of the costs incurred. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments (net of related reserves) are recorded as other current assets on the consolidated balance sheets.

Prior to November 1, 2009, we provided for a lower of cost or market ("LCM") reserve to the cost basis of inventory at the time of purchase as our products were historically sold below cost. During the second half of 2009, we began production of our newest megawatt-class power plants and modules. The manufactured cost per kilowatt of these products is lower than previous models due to a 17 percent power increase and lower component and raw materials cost and are expected to be gross margin positive on a unit by unit basis. As a result, beginning in fiscal 2010, we revised our method of estimating contract losses and no longer provide for an LCM reserve on new inventory purchased.

As of October 31, 2010 and October 31, 2009, the LCM adjustment to the cost basis of inventory and advance payments to vendors was $5.0 million and $9.5 million, respectively, which equates to a reduction of 12 and 25 percent, respectively, of the gross inventory and advance payments to vendors value. As inventory is utilized in finished products and sold and used to service LTSAs, the Company expects the LCM reserve to continue to decline.

Warranty and Service Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. Our warranty is limited to a term generally 15 months after shipment or 12 months after installation of our products. We reserve for estimated future warranty costs based on historical experience. We also provide for a specific reserve if there is a known issue requiring repair during the warranty period. Given our limited operating experience, particularly for newer product designs, actual results could vary from initial estimates. Estimates used to record warranty reserves are updated as we gain further operating experience. As of October 31, 2010 and October 31, 2009, the warranty reserve, which is classified in accrued liabilities on the consolidated balance sheet totaled $0.7 million and $0.5 million, respectively.

In addition to the standard product warranty, we have entered into LTSA contracts with certain customers to provide monitoring, maintenance and repair services for fuel cell power plants ranging from one to 20 years. Our standard service agreement term is five years. Under the terms of our LTSA, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. The Company has provided for a reserve for performance guarantees which based on historical fleet performance totaled $1.2 million and $0.9 million as of October 31, 2010 and 2009, respectively.

For our legacy LTSA contracts on power plants with our older 3-year stack design, the Company has accrued a reserve based on estimated future stack replacement and service costs in excess of the contract value. We expect the replacement of older stacks produced prior to the five-year stack design will continue into mid 2012. Reserve estimates for future costs associated with maintaining legacy service agreements are determined based on a number of factors including the estimated life of the stack, used replacement stacks available, our limit of liability on service agreements and the customer's future operating plans for the power plant. Our reserve estimates include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations on a contract by contract basis, which in many cases is in excess of our contractual limit of liability under LTSAs which is limited to the amount of service fees payable under the contract. As of October 31, 2010, our reserve on LTSA contracts totaled $6.6 million compared to $6.0 million as of October 31, 2009.

LTSA's for power plants that have our five-year stack design are not expected to require a stack change to continue to meet minimum operating levels during the initial five-year term of the contract, although we have limited operating experience with these products. Stack replacements for new agreements which include the five-year stack design are expected to only be required upon renewal of the service agreement by the customer.

At the end of our LTSA contracts, customers are expected to either renew the contract or we anticipate that the stack module or the entire power plant will be returned to the Company as the plant is no longer being monitored or having routine service performed. In situations where the customer agrees at the time of a restack to return the stack to the Company at the end of the LTSA term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life. If the Company does not obtain rights to title from the customer, the cost of the stack is expensed at the time of restack. During fiscal 2010, depreciation on stacks recorded as long-term assets totaled $0.1 million. As of October 31, 2010, the total remaining stack value recorded as a long-term asset was $2.0 million. This balance is expected to increase over time as stack replacements occur.

Share-Based Compensation

We account for restricted stock awards (RSA's) based on the closing market price of the Company's common stock on the date of grant. We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of equity awards is amortized to expense over the vesting period, generally four years. Share-based compensation was $3.0 million, $4.8 million and $5.5 million for the fiscal years ended October 31, 2010, 2009 and 2008, respectively.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

As of November 1, 2007, we adopted guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). The company's financial statements should reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

The evaluation of a tax position is a two-step process. The first step is recognition: the company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Accounting Guidance Update

Recently Adopted Accounting Guidance

In April 2008, the Financial Accounting Standards Board ("FASB") issued accounting guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized definite-lived intangible asset. In developing assumptions about renewal or extension options used to determine the useful life of a definite-lived intangible asset, a company needs to consider its own historical experience adjusted for company-specific factors. In the absence of that experience, the company shall consider the assumptions that market participants would use about renewal or extension options. The new guidance was effective for the first quarter of fiscal 2010. We currently do not have any intangible assets recorded in our consolidated balance sheets; therefore, the impact of this guidance on our consolidated financial statements will be determined when and if we acquire definite-lived intangible assets.

In December 2007, the FASB issued new guidance that requires noncontrolling interests (formerly "minority interests") in a subsidiary be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts in the consolidated statements of operations. The calculation of earnings per share would continue to be based on income amounts attributable to the parent. This guidance became effective for the quarter ended January 31, 2010 and changed the accounting for and reporting of noncontrolling interests in our subsidiaries.

In December 2007, the FASB issued revised accounting guidance for business combinations that requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. The guidance also requires that certain other assets and liabilities related to the acquisition, such as contingencies and research and development, be recorded at fair value. The new guidance was effective for the first quarter of fiscal 2010. The potential impact of this revised guidance on our consolidated financial statements will be based upon future business combinations, if any.

Recent Accounting Guidance Not Yet Effective

In April 2010, the FASB provided guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon the achievement of milestone events. An entity may only recognize consideration that is contingent upon the achievement of a milestone in its entirety in the period the milestone is achieved only if the milestone meets certain criteria. This guidance is effective prospectively for milestones achieved in fiscal years beginning on or after June 15, 2010 (November 1, 2010 for the Company). While we are still analyzing the potential impact of this guidance, we believe that our current practices are consistent with the guidance and, accordingly, we do not expect the adoption of this guidance will have a material impact on our financial statements.

In January 2010, the FASB issued guidance that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. This amended guidance require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers in and out of Levels 1 and Levels 2 fair value measurements and disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The Company was not impacted by the disclosures effective for interim periods beginning after December 15, 2009 and we do not expect the remaining disclosures required after December 15, 2010 upon adoption of this guidance will have a material impact on our financial statements or disclosures.

In December 2009, the FASB issued revised guidance related to the consolidation of variable interest entities ("VIE"). The revised guidance requires reporting entities to evaluate former qualified special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. The guidance is effective as of the beginning of a company's first fiscal year beginning after November 15, 2009 (November 1, 2010 for the Company), and for subsequent interim and annual reporting periods. We do not expect this new guidance will have an impact on our financial statements.

In October 2009, the FASB issued guidance updating accounting standards for revenue recognition for multiple-deliverable arrangements. The stated objective of the update was to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The guidance provides amended methodologies for separating consideration in multiple-deliverable arrangements and expands disclosure requirements. The guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (November 1, 2010 for the Company), with early adoption permitted. We do not expect this guidance will have an impact on our financial statements or disclosures.

In June 2009, the FASB issued accounting guidance which requires a company to perform ongoing reassessment of whether it is the primary beneficiary of a variable interest entity ("VIE"). Specifically, the guidance modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate a VIE is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE and enhanced disclosures of the company's involvement in VIEs and any significant changes in risk exposure due to that involvement. The guidance will be effective for the first quarter of fiscal 2011. We do not expect this new guidance will have an impact on our financial statements.

Management's Annual Report on Internal Control Over Financial Reporting

We, as members of management of FuelCell Energy, Inc., and its subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2010, based on criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2010 based on the specified criteria.



R. Daniel Brdar
Chairman, President, and Chief Executive Officer

January 14, 2011



Joseph G. Mahler
Senior Vice President, Chief Financial Officer, Corporate Secretary and Treasurer

January 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FuelCell Energy, Inc.:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended October 31, 2010. We also have audited FuelCell Energy, Inc.'s internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). FuelCell Energy, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. and subsidiaries as of October 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Hartford, Connecticut
January 14, 2011

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

	October 31, 2010	October 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 20,467**	$ 57,823
Investments: U.S. treasury securities	**25,019**	7,004
Accounts receivable, net of allowance for doubtful accounts of $393 and $19, respectively	**18,066**	22,920
Inventories, net	**33,404**	25,433
Other current assets	**5,253**	6,499
Total current assets	**102,209**	119,679
Property, plant and equipment, net	**26,679**	32,394
Investments: U.S. treasury securities	**9,071**	—
Investment and loan to affiliate	**9,837**	10,064
Other assets, net	**2,733**	551
Total assets	**$150,529**	$162,688
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and other liabilities	**$ 976**	$ 997
Accounts payable	**10,267**	8,484
Accounts payable due to affiliate	**575**	1,584
Accrued liabilities	**16,721**	13,808
Deferred revenue, royalty income and customer deposits	**25,499**	17,013
Total current liabilities	**54,038**	41,886
Long-term deferred revenue and royalty income	**8,042**	10,124
Long-term debt and other liabilities	**4,056**	4,410
Total liabilities	**66,136**	56,420
Redeemable minority interest	**16,849**	14,976
Redeemable convertible preferred stock (liquidation preference of $64,020 at October 31, 2010 and $64,120 at October 31, 2009)	**59,857**	59,950
Commitments and contingencies (Note 16)		
Shareholders' equity		
Common stock, ($.0001 par value); 150,000,000 shares authorized; 112,965,725 and 84,387,741 shares issued and outstanding at October 31, 2010 and 2009 respectively)	**11**	8
Additional paid-in capital	**663,951**	631,296
Accumulated deficit	**(655,623)**	(599,960)
Accumulated other comprehensive income (loss)	**11**	(2)
Treasury stock, Common, at cost (5,679 shares at October 31, 2010 and 2009, respectively)	**(53)**	(53)
Deferred compensation	**53**	53
Total shareholders' equity	**8,350**	31,342
Noncontrolling interest in subsidiaries	**(663)**	—
Total shareholders' equity	**7,687**	31,342
Total liabilities and shareholders' equity	**$150,529**	$162,688

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended October 31, 2010, 2009, and 2008
(Amounts in thousands, except share and per share amounts)

		October 31,	
	2010	2009	2008
Revenues			
Product sales and revenues	**$ 59,226**	$ 73,804	$ 82,748
Research and development contracts	**10,551**	14,212	17,987
Total revenues	**69,777**	88,016	100,735
Costs and expenses			
Cost of product sales and revenues	**78,060**	107,033	134,038
Cost of research and development contracts	**10,370**	10,994	16,059
Administrative and selling expenses	**17,150**	17,194	19,968
Research and development costs	**18,562**	19,160	23,471
Total costs and expenses	**124,142**	154,381	193,536
Loss from operations	**(54,365)**	(66,365)	(92,801)
Interest expense	**(127)**	(265)	(100)
Loss from equity investments	**(730)**	(812)	(1,867)
Interest and other income, net	**1,354**	860	3,268
Loss before redeemable minority interest	**(53,868)**	(66,582)	(91,500)
Redeemable minority interest	**(2,367)**	(2,092)	(1,857)
Loss before provision for income tax	**(56,235)**	(68,674)	(93,357)
Provision for income tax	**(91)**	—	—
Net loss	**(56,326)**	(68,674)	(93,357)
Net loss attributable to noncontrolling interest	**663**	—	—
Net loss attributable to FuelCell Energy, Inc.	**(55,663)**	(68,674)	(93,357)
Preferred stock dividends	**(3,201)**	(3,208)	(3,208)
Net loss to common shareholders	**$(58,864)**	$(71,882)	$(96,565)
Net loss to common shareholders			
Basic	**$ (0.63)**	$ (0.99)	$ (1.41)
Diluted	**$ (0.63)**	$ (0.99)	$ (1.41)
Weighted average shares outstanding			
Basic	**93,925,863**	72,392,928	68,570,689
Diluted	**93,925,863**	72,392,928	68,570,689

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended October 31, 2010, 2009, and 2008
(Amounts in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation	Noncontrolling Interest in subsidiaries	Total Equity
	Shares	Amount							
Balance, October 31, 2007	68,085,059	$ 7	$ 571,944	$ (437,929)	$—	$(126)	$126	$ —	$134,022
Sale of common stock	180,000	—	1,689	—	—	—	—	—	1,689
Share based compensation	—		5,529	—	—	—	—	—	5,529
Stock issued under benefit plans	514,086	—	2,383	—	—	—	—	—	2,383
Preferred dividends — Series B	—	—	(3,208)	—	—	—	—	—	(3,208)
Deferred compensation	3,301	—	—	—	—	36	(36)	—	—
Net loss	—	—	—	(93,357)	—	—	—	—	(93,357)
Balance, October 31, 2008	68,782,446	$ 7	$ 578,337	$ (531,286)	$—	$ (90)	$ 90	$ —	$ 47,058
Sale of common stock	14,450,118	1	50,193	—	—	—	—	—	50,194
Share based compensation	—		4,815	—	—	—	—	—	4,815
Stock issued under benefit plans	1,151,875	—	1,307	—	—	—	—	—	1,307
Preferred dividends — Series B	—	—	(3,208)	—	—	—	—	—	(3,208)
Change in fair value of warrants	—		(148)	—	—	—	—	—	(148)
Deferred compensation	3,302	—	—	—	—	37	(37)	—	—
Effect of foreign currency translation	—	—	—	—	(2)	—	—	—	(2)
Net loss	—	—	—	(68,674)	—	—	—	—	(68,674)
Balance, October 31, 2009	84,387,741	$ 8	$ 631,296	$ (599,960)	$ (2)	$ (53)	$ 53	$ —	$ 31,342
Sale of common stock	27,600,000	3	32,077	—	—	—	—	—	32,080
Share based compensation	—	—	2,965	—	—	—	—	—	2,965
Conversion of Series B preferred stock to common stock, net of original issuance costs	8,510	—	93	—	—	—	—	—	93
Stock issued under benefit plans	969,474	—	721	—	—	—	—	—	721
Preferred dividends — Series B	—	—	(3,201)	—	—	—	—	—	(3,201)
Noncontrolling interest in subsidiaries	—	—	—	—	—	—	—	(663)	(663)
Effect of foreign currency translation	—	—	—	—	13	—	—	—	13
Net loss	—	—	—	(55,663)	—	—	—	—	(55,663)
Balance, October 31, 2010	**112,965,725**	**$11**	**$663,951**	**$(655,623)**	**$11**	**$ (53)**	**$ 53**	**$(663)**	**$ 7,687**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2010, 2009, and 2008
(Amounts in thousands, except share and per share amounts)

	2010	October 31, 2009	2008
Cash flows from operating activities:			
Net loss	**$(56,326)**	$(68,674)	$(93,357)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	**2,965**	4,815	5,529
Loss in equity investments	**730**	812	1,867
Redeemable minority interest	**2,367**	2,092	1,857
Interest receivable on loan to affiliate	**(155)**	(141)	(162)
Asset impairment	**765**	—	179
Loss (gain) on derivatives	**95**	330	(99)
Depreciation and amortization	**7,438**	8,591	8,801
Amortization of bond premium	**91**	836	607
(Recovery) provision for doubtful accounts	**374**	(32)	(13)
(Increase) decrease in operating assets:			
Accounts receivable	**4,480**	(6,792)	(6,020)
Inventories	**(7,971)**	(910)	5,058
Other assets	**(785)**	2,402	(1,462)
Increase (decrease) in operating liabilities:			
Accounts payable	**774**	(7,050)	4,614
Accrued liabilities	**3,762**	3,786	3,824
Deferred revenue and customer deposits	**6,404**	(5,268)	7,370
Net cash used in operating activities	**(34,992)**	(65,203)	(61,407)
Cash flows from investing activities:			
Capital expenditures for property and equipment	**(2,481)**	(2,588)	(7,368)
Convertible loan to affiliate	**(600)**	(600)	—
Treasury notes matured	**32,500**	41,000	79,100
Treasury notes purchased	**(59,677)**	—	(67,913)
Net cash (used in) provided by investing activities	**(30,258)**	37,812	3,819
Cash flows from financing activities:			
Repayments of debt	**(377)**	(237)	(449)
Proceeds from debt	**—**	436	3,564
Net proceeds from sale of common stock	**32,104**	50,332	2,091
Payment of preferred dividends	**(3,695)**	(3,631)	(3,642)
Common stock issued for option and stock purchase plans	**(151)**	273	1,070
Net cash provided by financing activities	**27,881**	47,173	2,634
Effect on cash from changes in foreign currency rates	**13**	(2)	—
Net (decrease) increase in cash and cash equivalents	**(37,356)**	19,780	(54,954)
Cash and cash equivalents at beginning of period	**57,823**	38,043	92,997
Cash and cash equivalents at end of period	**$ 20,467**	$ 57,823	$ 38,043

See accompanying notes to consolidated financial statements.

For the years ended October 31, 2010, 2009, and 2008 (Tabular amounts in thousands, except share and per share amounts)

Note 1
Nature of Business and Significant Accounting Policies

Nature of Business

FuelCell Energy, Inc. and subsidiaries (the "Company", "we", "us", "our") are engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell power plants produce reliable, secure and environmentally friendly 24/7 base load electricity for commercial, industrial, government and utility customers. We have commercialized our stationary fuel cells and are beginning the development of planar solid oxide fuel cell and other fuel cell technology. We expect to incur losses as we continue to participate in government cost share programs, sell products at prices lower than our costs, and invest in our cost reduction initiatives.

The consolidated financial statements include our accounts and those of our subsidiaries, including FuelCell Energy, Ltd. ("FCE Ltd."), our Canadian subsidiary; Bridgeport Fuel Cell Park, LLC ("BFCP"), DFC-ERG Milford, LLC and DFC-ERG Connecticut, LLC, which were formed for the purpose of developing projects within Connecticut; and FCE Korea Ltd., which was formed to facilitate our business operations in South Korea. Alliance Monterrey, LLC; Alliance Chico, LLC; Alliance Star Energy, LLC; and Alliance TST Energy, LLC, (collectively, the "Alliance Entities") are joint ventures with Alliance Power, Inc. ("Alliance") established to construct fuel cell power plants and sell power under power purchase agreements ("PPA"). We have an 80 percent interest in each entity and accordingly, the financial results of the Alliance Entities are consolidated with our financial results. All intercompany accounts and transactions have been eliminated.

Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and U.S. Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. We have pledged approximately $9.0 million of our cash and cash equivalents as collateral against letters of credit, banking requirements and customer contracts. At October 31, 2010 and 2009, we had outstanding letters of credit of $7.3 million and $0.6 million, respectively.

Investments

Investments consist of U.S. Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held-to-maturity since we have the ability and intention to hold them until maturity. The notes are carried at amortized cost, which is par value, plus or minus unamortized premium or discount. We classify notes with remaining maturities of one year or less as current assets and notes with remaining maturities greater than one year as non-current assets.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments (net of related reserves) are recorded as other current assets on the consolidated balance sheets.

Prior to November 1, 2009, we provided for a lower of cost or market ("LCM") reserve to the cost basis of inventory at the time of purchase as our products were historically sold below cost. During the second half of 2009, we began production of our newest megawatt-class power plants and modules. The manufactured cost per kilowatt of these products is lower than previous models due to a 17 percent power increase and lower component and raw materials cost and are expected to be gross margin positive on a unit by unit basis. As a result, beginning in fiscal 2010, we revised our method of estimating contract losses and no longer provide for an LCM reserve on new inventory purchased.

As of October 31, 2010 and October 31, 2009, the LCM adjustment to the cost basis of inventory and advance payments to vendors was $5.0 million and $9.5 million, respectively, which equates to a reduction of 12 and 25 percent, respectively, of the gross inventory and advance payments to vendors value. As inventory is utilized in finished products and sold or used to service LTSAs the Company expects the LCM reserve to continue to decline.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, we compare the carrying amount of the asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and modules (ii) sale of component part kits and spare parts to customers, (iii) site engineering and construction services (iv) providing services under long-term service agreements ("LTSA"), (v) the sale of electricity under power purchase agreements ("PPA") as well as incentive revenue from the sale of electricity under PPA's, and (vi) customer-sponsored research and development projects. Our revenue is primarily generated from customers located throughout the U.S. and Asia and from agencies of the U.S. government. Revenue from customer-sponsored research and development projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues in the consolidated statements of operations.

Revenue from sales of our DFC power plants and modules are recognized under the percentage of completion method of accounting. Revenues are recognized proportionally as costs are incurred and assigned to a customer contract by comparing total expected costs for each contract to the total contract value. Prior to fiscal 2010, we did not provide for a contract loss reserve on product sales contracts as products were in their early stages of development and market acceptance, and the total costs and timing of production for product sales contracts as well as installation and commissioning of these units could not be reasonably estimated. However, upon procurement of inventory for fulfillment of a product sales contract, the Company recorded such inventory at the lower of cost or market. As a result of a more consistent production rate and predictable timing for fulfillment of product sales contracts and more installation and commissioning experience for our major product lines, effective November 1, 2009 a contract loss reserve on product sales contracts is recognized at the time we become aware that estimated total costs are expected to exceed the contract sales price. As of October 31, 2010, the estimated loss reserve for contracts in backlog totaled approximately $0.6 million. Actual results could vary from initial estimates and reserve estimates will be updated as we gain further manufacturing and operating experience.

Revenue from component part kits and spare parts sales is recognized upon shipment and title transfer under the terms of the customer contract.

Revenue from LTSA contracts for power plants with our 5-year stack design is earned ratably over the term of the contract by performing routine monitoring and maintenance and by meeting a certain level of power output. For our legacy LTSA contracts on power plants with our older 3-year stack design, a portion of the contract value related to the stack replacement has been deferred. Upon stack replacement, revenue is recognized ratably over the remaining contract term. Revenue related to routine monitoring and maintenance under legacy contracts is recognized ratably over the full term of the contract.

Revenue from the sale of electricity is recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA. Site engineering and construction services revenue is recognized on percentage of completion as costs are incurred.

Revenue from research and development contracts is recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. Revenue from government funded research, development and demonstration programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement, and on certain contracts we are reimbursed only a portion of the costs incurred. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds.

Warranty and Service Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. Our warranty is limited to a term generally 15 months after shipment or 12 months after installation of our products. We reserve for estimated future warranty costs based on historical experience. We also provide for a specific reserve if a there is a known issue requiring repair during the warranty period. Given our limited operating experience, particularly for newer product designs, actual results could vary from initial estimates. Estimates used to record warranty reserves are updated as we gain further operating experience. As of October 31, 2010 and October 31, 2009, the warranty reserve, which is classified in accrued liabilities on the consolidated balance sheet totaled $0.7 million and $0.5 million, respectively.

In addition to the standard product warranty, we have entered into LTSA contracts with certain customers to provide monitoring, maintenance and repair services for fuel cell power plants ranging from one to 20 years. Our standard service agreement term is five years. Under the terms of our LTSA, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. The Company has provided for a reserve for performance guarantees, which based on historical fleet performance totaled $1.2 million and $0.9 million as of October 31, 2010 and 2009, respectively.

For our legacy LTSA contracts on power plants with our older 3-year stack design, the Company has accrued a reserve based on estimates of future stack replacement and service costs in excess of the contract value. We expect the replacement of older stacks produced prior to the five-year stack design will continue into mid-2012. Reserve estimates for future costs associated with maintaining legacy service agreements are determined by a number of factors including the estimated life of the stack, used replacement stacks available, our limit of liability on service agreements and future operating plans for the power plant. Our reserve estimates include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations on a contract by contract basis, which in many cases is in excess of our contractual limit of liability under LTSAs which is limited to the amount of service fees payable under the contract. As of October 31, 2010, our reserve on LTSA contracts totaled $6.6 million compared to $6.0 million as of October 31, 2009.

LTSA's for power plants that have our five-year stack design are not expected to require a stack change to continue to meet minimum operating levels during the initial five-year term of the contract, although we have limited operating experience with these products. Stack replacements for new agreements which include the five-year stack design are expected to only be required upon renewal of the service agreement by the customer.

At the end of our LTSA contracts, customers are expected to either renew the contract or we anticipate that the stack module or the entire power plant will be returned to the Company as the plant is no longer being monitored or having routine service performed. In situations where the customer agrees at the time of a restack to return the stack to the Company at the end of the LTSA term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life. If the Company does not obtain rights to title from the customer, the cost of the stack is expensed at the time of restack. As of October 31, 2010, total stack value recorded as a long-term asset was $2.0 million, net of $0.1 million of accumulated depreciation. This balance is expected to increase over time as stack replacements occur.

Deferred Revenue, Royalty Income and Customer Deposits

In February 2007, we entered into a 10-year manufacturing and distribution agreement with POSCO Power ("POSCO"). Under the terms of this agreement, POSCO will manufacture balance of plant ("BOP") in South Korea using its design, procurement and manufacturing expertise. Under the terms of the agreement, we will receive a 4.1 percent royalty on sales of BOP made by POSCO, subject to minimum royalties. Minimum annual royalties under this agreement and recorded were $0.3 and $0.2 million for the years ended October 31, 2010 and 2009, respectively.

In October 2009, we entered into a 10-year Stack Technology Transfer and License Agreement (the "2009 License Agreement") with POSCO allowing it to produce fuel cell stack modules from cells and components provided by us. These fuel cell modules will be combined with BOP manufactured in South Korea to complete electricity-producing fuel cell power plants for sale in South Korea. The 2009 License Agreement provides for an ongoing royalty, initially set at 4.1 percent of the revenues generated from sales of fuel cell stack modules manufactured and sourced by POSCO.

In connection with the 2009 License Agreement, we received an upfront license fee of $10.0 million. This amount has been deferred and will be recognized as revenue ratably over the term of the 2009 License Agreement.

In addition, we receive payments from customers upon the acceptance of a purchase order and when contractual milestones are reached. These payments may be deferred based on the nature of the payment and status of the specific project. Deferred revenue is recognized as revenue in accordance with our revenue recognition policies summarized above.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. These warrants vested if orders from our business partners exceeded stipulated levels. If warrants vested, or if management estimated that it was probable that warrants would vest, a proportional amount of the fair value of the warrants was capitalized and subsequently recorded as a sales discount when the related revenue was recognized. There were no material amounts charged to sales discounts for the years ended October 31, 2010, 2009 and 2008. As of October 31, 2010 and 2009, there are no remaining warrants outstanding.

Research and Development Costs

We perform both customer-sponsored research and development projects based on contractual agreement with customers and company-sponsored research and development projects. Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer-sponsored research and development contracts. These costs are recorded as cost of research and development contracts in the consolidated statements of operations.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the consolidated statements of operations.

Share-Based Compensation

We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of stock options is amortized to expense over the vesting period, generally four years. Refer to Note 13 for additional information.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

As of November 1, 2007, we adopted guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). The company's financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

Concentrations

We contract with a small number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2010, 2009 and 2008, our top three customers accounted for 83 percent, 80 percent and 62 percent, respectively, of our total annual consolidated revenue.

For the fiscal years ended October 31, 2010, 2009 and 2008, our top three customers, POSCO, which is a related party and owns approximately 10 percent of the outstanding common shares of the Company, the U.S. government (primarily the

Department of Energy) and Pacific Gas and Electric, accounted for 83 percent, 80 percent and 63 percent, respectively of our total annual consolidated revenue. Our largest strategic partner, POSCO, accounted for 58 percent, 64 percent and 46 percent of total revenues, the U.S. government accounted for 15 percent, 16 percent and 17 percent of total revenues and Pacific Gas and Electric accounted for 10 percent of total revenues for the fiscal year ended October 31, 2010 and there was no revenue from Pacific Gas and Electric in 2009 or 2008.

There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a limited number of customers. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales to, one or more of our larger customers could have a material adverse affect on our business, financial condition and results of operations.

Derivatives

We do not use derivatives for trading or speculative purposes. Derivative instruments consist of our warrants to purchase additional shares of common stock of Versa Power Systems, Inc. ("Versa") and embedded derivatives in our Series 1 Preferred Shares. We account for these derivatives using the fair-value method with changes in the underlying fair value recorded to earnings. Refer to Notes 2 and 11 for additional information.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, excess, slow-moving and obsolete inventories, product warranty costs, LTSA reserves, allowance for uncollectible receivables, depreciation and amortization, impairment of assets, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)

Comprehensive loss of $55.7 million, $68.7 million and $93.4 million includes net loss to common shareholders of $55.7 million, $68.7 million and $93.4 million (as reported before preferred dividends) and foreign currency translation adjustments of $13.0 thousand, $2.0 thousand and $0 for the years ended October 31, 2010, 2009 and 2008, respectively, which are included as a component of stockholders' equity in the consolidated balance sheets.

Foreign Currency Translation

The translation of FuelCell Korea Ltd's financial statements results in translation gains or losses, which are recorded in accumulated other comprehensive income (loss) within stockholders' equity.

Our Canadian subsidiary, FCE Ltd., is financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. The functional currency is U.S. dollars. We are subject to foreign currency transaction gains and losses as certain invoices are denominated in Canadian dollars. We recognized a loss of $0.01 million, a loss of $0.2 million, a loss of $0.3 million for the years ended October 31, 2010, 2009 and 2008, respectively. These amounts have been classified as interest and other income, net in the consolidated statements of operations.

Subsequent Events

We have evaluated subsequent events and are not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this Form 10-K with the SEC that would have a material impact on our consolidated financial statements.

Liquidity

We anticipate that our existing capital resources, together with anticipated revenues and cash flows, will be adequate to satisfy our financial requirements and agreements through at least the next 12 months. As a result of product cost reductions, we believe sales volume of 75 MW to 125 MW will drive the Company to profitability with the lower end of the range reflecting a sales mix oriented towards complete power plants and the upper end of the range oriented towards fuel cell components. Our future liquidity will be dependent on obtaining the order volumes and cost reductions on our fuel cell products necessary to achieve profitable operations. We may also raise capital through additional equity offerings; however, there can be no assurance that we will be able to obtain additional financing in the future. If we are unable to raise additional capital, our growth potential may be adversely affected and we may have to modify our plans.

Recently Adopted Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board ("FASB") issued accounting guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized definite-lived intangible asset. In developing assumptions about renewal or extension options used to determine the useful life of a definite-lived intangible asset, a company needs to consider its own historical experience adjusted for company-specific factors. In the absence of that experience, the company shall consider the assumptions that market participants would use about renewal or extension options. The new guidance was effective for the first quarter of fiscal 2010. We currently do not have any intangible assets recorded in our consolidated balance sheets; therefore, the impact of this guidance on our consolidated financial statements will be determined when and if we acquire definite-lived intangible assets.

In December 2007, the FASB issued new guidance that requires noncontrolling interests (formerly "minority interests") in a subsidiary be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts in the consolidated statements of operations. The calculation of earnings per share would continue to be based on income amounts attributable to the parent.

This guidance became effective for the quarter ended January 31, 2010 and changed the accounting for and reporting of noncontrolling interests in our subsidiaries.

In December 2007, the FASB issued revised accounting guidance for business combinations that requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. The guidance also requires that certain other assets and liabilities related to the acquisition, such as contingencies and research and development, be recorded at fair value. The new guidance was effective for the first quarter of fiscal 2010. The potential impact of this revised guidance on our consolidated financial statements will be based upon future business combinations, if any.

Recent Accounting Guidance Not Yet Effective

In April 2010, the FASB provided guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon the achievement of milestone events. An entity may only recognize consideration that is contingent upon the achievement of a milestone in its entirety in the period the milestone is achieved only if the milestone meets certain criteria. This guidance is effective prospectively for milestones achieved in fiscal years beginning on or after June 15, 2010 (November 1, 2010 for the Company). While we are still analyzing the potential impact of this guidance, we believe that our current practices are consistent with the guidance and, accordingly, we do not expect the adoption of this guidance will have a material impact on our financial statements.

In January 2010, the FASB issued guidance that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. This amended guidance require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers in and out of Levels 1 and Levels 2 fair value measurements and disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The Company was not impacted by the disclosures effective for interim periods beginning after December 15, 2009 and we do not expect the remaining disclosures required after December 15, 2010 upon adoption of this guidance will have a material impact on our financial statements or disclosures.

In December 2009, the FASB issued revised guidance related to the consolidation of variable interest entities ("VIE"). The revised guidance requires reporting entities to evaluate former qualified special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. The guidance is effective as of the beginning of a company's first fiscal year beginning after November 15, 2009 (November 1, 2010 for the Company), and for subsequent interim and annual reporting periods. We do not expect this guidance will have an impact on our financial statements.

In October 2009, the FASB issued guidance updating accounting standards for revenue recognition for multiple-deliverable arrangements. The stated objective of the update was to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The guidance provides amended methodologies for separating consideration in multiple-deliverable arrangements and expands disclosure requirements. The guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (November 1, 2010 for the Company), with early adoption permitted. We do not expect this guidance will have an impact on our financial statements or disclosures.

In June 2009, the FASB issued accounting guidance which requires a company to perform ongoing reassessment of whether it is the primary beneficiary of a variable interest entity ("VIE"). Specifically, the guidance modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate a VIE is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE and enhanced disclosures of the company's involvement in VIEs and any significant changes in risk exposure due to that involvement. The guidance will be effective for the first quarter of fiscal 2011. We do not expect this guidance will have an impact on our financial statements.

Note 2
Equity Investments

Versa is one of our sub-contractors under the Department of Energy's ("DOE") large-scale hybrid project to develop a coal-based, multi-megawatt solid oxide fuel cell ("SOFC") based hybrid system. Versa is a private company founded in 2001 that is developing advanced SOFC systems for various stationary and mobile applications. We have a 39 percent ownership interest and account for Versa under the equity method of accounting. We recognize our share of the losses as loss from equity investments on the consolidated statements of operations.

In 2007, we loaned Versa $2.0 million in the form of a convertible note (the "2007 Convertible Note"), in 2009, we loaned Versa $0.6 million and in 2010 we loaned Versa $0.6 million, also in the form of convertible notes (the "2010 Convertible Note", the "2009 Convertible Note" and the 2007 Convertible Note, the "Convertible Notes"). The 2007 Convertible Note matures May 2017, the 2009 Convertible Note matures November 2018 and the 2010 Convertible Note matures April 2020, unless certain prepayment events occur. In conjunction with the Convertible Notes, we received warrants for the right to purchase 3,969 shares of Versa common stock at a weighted average exercise price of $165 per share. Our ownership percentage would increase to 45 percent if the Convertible Notes and warrants are converted into common stock.

We have determined that the above warrants represent derivatives subject to fair value accounting. The fair value is determined based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants is included within investment and loan to affiliate on the consolidated balance sheets and changes in the fair value of the warrants are included in interest and other income on the consolidated statements of operations. The fair value of the warrants as of October 31, 2010 and 2009 was $0.2 million and $0.2 million, respectively. The change in the fair value of the warrants was not material to the consolidated financial statements for the years ended October 31, 2010, 2009 and 2008. The carrying value of our investment in and loans to Versa was $9.8 million and $10.1 million as of October 31, 2010 and 2009, respectively.

Note 3
Investments

The following table summarizes the amortized cost basis and fair value of our investments in U.S. treasury securities at October 31, 2010 and 2009:

	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
U.S. government obligations				
At October 31, 2010	**$34,090**	**$74**	**$—**	**$34,164**
At October 31, 2009	$ 7,004	$40	$—	$ 7,044

	2010	2009
Reported as:		
Short-term investments	**$25,019**	$7,004
Long-term investments	**9,071**	—
	$34,090	$7,004

As of October 31, 2010, investment securities had maturity dates ranging from November 18, 2010 to March 15, 2012, and estimated yields ranging from 0.15 percent to 1.75 percent, with a weighted average yield of 0.70 percent.

Note 4
Inventories

The components of inventory at October 31, 2010 and October 31, 2009 consisted of the following:

	2010	2009
Raw materials	**$15,509**	$14,583
Work-in-process	**22,786**	19,790
Gross inventory	**38,295**	34,373
Less amount to reduce certain inventories to lower of cost or market	**(4,891)**	(8,940)
Net inventory	**$33,404**	$25,433

Raw materials consist mainly of various nickel powders and steels, various other components used in producing cell stacks and purchased components for BOP. Work-in-process inventory is comprised of material, labor, and overhead costs incurred to build fuel cell stacks, which are subcomponents of a power plant. Work in process also includes costs related to power plants in inventory which have not yet been dedicated to a particular commercial customer contract. The above inventory amounts include a lower of cost or market adjustment to write down the carrying value of inventory to its estimated market value.

Note 5
Accounts Receivable

Accounts receivable at October 31, 2010 and 2009 consisted of the following:

	2010	2009
U.S. Government:		
Amount billed	**$ 223**	$ 574
Unbilled recoverable costs	**605**	776
	828	1,350
Commercial customers:		
Amount billed	**$ 9,718**	$ 5,439
Unbilled recoverable costs	**7,520**	16,131
	17,238	21,570
	$18,066	$22,920

We bill customers for power plant sales based on reaching certain milestones. We bill the U.S. government for research and development contracts based on actual costs incurred, typically in the month subsequent to incurring costs. Unbilled recoverable costs relate to revenue recognized on customer contracts that have not been billed. The amounts above are presented net of an allowance for doubtful accounts of $0.4 million and $19 thousand at October 31, 2010 and 2009, respectively.

Note 6
Property, Plant and Equipment

Property, plant and equipment at October 31, 2010 and 2009 consisted of the following:

	2010	2009	Estimated Useful Life
Land	$ 524	$ 524	—
Building and improvements	7,634	6,851	10-26 years
Machinery, equipment and software	67,825	59,860	3-8 years
Furniture and fixtures	2,749	2,604	10 years
Power plants for use under PPAs	13,538	17,743	3-10 years
Construction in progress (1)	912	6,710	
	93,182	94,292	
Less: Accumulated depreciation	(66,503)	(61,898)	
Property, plant and equipment, net	$26,679	$32,394	

(1) Included in construction in progress are costs of $0.9 million and $0.8 million at October 31, 2010 and 2009, respectively, to build power plants that will service power purchase agreement contracts.

Depreciation expense was $7.4 million, $8.6 million and $8.8 million for the years ended October 31, 2010, 2009 and 2008, respectively.

Note 7
Other Current Assets

Other current assets at October 31, 2010 and October 31, 2009 consisted of the following:

	2010	2009
Advance payments to vendors (1)	$4,033	$3,362
Interest receivable (2)	55	185
Receivable for state research and development tax credit (3)	—	279
Insurance receivable for power plant damaged during shipping (4)	—	1,642
Prepaid expenses and other (5)	1,165	1,031
Total	$5,253	$6,499

(1) Advance payments to vendors relate to inventory purchases. The amounts have been reduced by a lower of cost or market adjustment of $0.1 million and $0.6 million at October 31, 2010 and 2009, respectively.

(2) Interest receivable relates to amounts due on investments in U.S. Treasury securities.

(3) The Company is eligible for a refundable state of Connecticut research and development tax credit. Approximately $0.2 million related to the fiscal 2009 tax refund was received prior to October 31, 2010. The fiscal 2008 tax refund of $0.3 million was received subsequent to October 31, 2009. This tax refund is recorded as part of interest and other income, net on the consolidated statements of operations.

(4) In fiscal 2009, one of the Company's power plants was damaged during shipment. The insurance receivable related to this damage was recovered in full prior to October 31, 2010.

(5) Primarily relates to other accounts receivable related to POSCO royalties and other prepaid vendor expenses including insurance, rent and lease payments.

Note 8
Accrued Liabilities

Accrued liabilities at October 31, 2010 and 2009 consisted of the following:

	2010	2009
Accrued payroll and employee benefits (1)	$ 3,430	$ 3,258
Accrued contract and operating costs (2)	3,276	3,190
Reserve for product warranty costs (3)	696	500
Reserve for long-term service agreement costs (4)	6,592	5,950
Accrued taxes, legal, professional and other (5)	2,727	910
	$16,721	$13,808

(1) Balance relate to amounts owe to employees for compensation and benefits as of the end of the period.

(2) Balance includes estimated losses accrued on product sales contracts and amounts estimated as potentially owed to customers related to contract performance.

(3) Activity in the reserve for product warranty costs during the year ended October 31, 2010 included additions for specific known warranty issues totaling $1.5 million, other additions for estimates of potential future warranty obligations of $2.5 million on contracts in the warranty period and reserve reductions related to actual warranty spend and reversals to income of $3.8 million as contracts progress through the warranty period or are beyond the warranty period.

(4) For our legacy LTSA contracts on power plants with our older 3-year stack design, the Company has accrued a reserve based on estimated of the future stack replacement and service costs in excess of the contract value. We expect the replacement of older stacks produced prior to the five-year stack design will continue in mid 2012. Reserve estimates for future costs associated with maintaining legacy service agreements are be determined by a number of factors including the estimated life of the stack, used replacement stacks available, our limit of liability on service agreements and future operating plans for the power plant.

(5) Balance includes accrued sales, use and payroll taxes as well as estimated legal, professional and other expense estimates as of the end of the period.

Note 9
Debt and Leases

At October 31, 2010 and 2009, debt consisted of the following:

	2010	2009
Connecticut Development Authority Note	$3,831	$4,000
Connecticut Clean Energy Fund Note	710	650
Capitalized lease obligations	134	321
Total debt	$4,675	$4,971
Less: Current portion of long-term debt	(976)	(997)
Long-term debt	$3,699	$3,974

In April 2008, we entered into a 10-year loan agreement with the Connecticut Development Authority to finance equipment purchases associated with manufacturing capacity expansion allowing for a maximum borrowing of $4.0 million. The stated interest rate is 5 percent and the loan is collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Interest only payments are required through November 2009. Principal and interest payments are due commencing in December 2009 through May 2018. The outstanding balance on the loan was $3.8 million and $4.0 for the years ended October 31, 2010 and 2009, respectively. For the year ended October 31, 2010 $0.2 million was classified as current portion of long-term debt and $3.6 million was classified as long-term debt. Interest paid during Fiscal 2010 amounted to approximately $0.2 million.

In April 2006, BFCP entered into a loan agreement with the Connecticut Clean Energy Fund for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction and operation of a fuel cell generation facility in Bridgeport, Connecticut (the "Project"). Interest accrues monthly at an annual rate of 8.75 percent. Repayment of principal and any accrued and unpaid interest is required on the earliest occurrence of any of the following events: (a) twelve months after the commencement date of the commercial operation of the Project, (b) the date of consummation and closing of permanent institutional financing of the Project, (c) the date of consummation and closing of any sale of the Project and (d) the date upon which certain change in control events occur related to BFCP. None of these events has occurred and we have not made any payments or prepayments as of October 31, 2010. The outstanding balance on this loan was $0.7 million, including $0.2 million of accrued interest, as of October 31, 2010. This note is classified as currently payable as the timing of events that would result in repayment are not determinable.

We lease computer equipment under a master lease agreements. Lease payment terms are generally thirty-six months from the date of acceptance for leased equipment.

Aggregate annual principal payments under our loan agreements and capital lease obligations for the years subsequent to October 31, 2010 are as follows:

2011	976
2012	217
2013	196
2014	205
2015	216
Thereafter	2,865
	$4,675

Note 10
Shareholders' Equity

Common Stock

During the third quarter of fiscal 2010, we sold 27.6 million shares of our common stock at $1.25 per share in a public offering that generated net cash proceeds of approximately $32.1 million. The Company intends to use the net proceeds from this offering for product development, project financing, to expand manufacturing capacity and for general corporate purposes. We also issued 1.0 million shares under employee benefit plans.

During 2009, we issued a total of 15.6 million shares of our common stock. We sold 6.7 million shares in a registered direct offering for aggregate net proceeds of $22.5 million and in connection with the execution of the 2009 License Agreement, POSCO purchased 7.0 million shares for aggregate net proceeds of $25.0 million. We also sold 0.7 million shares on the open market to fund dividend payments on our outstanding preferred shares and issued 1.2 million shares under employee benefit plans.

Note 11
Redeemable Preferred Stock

Redeemable Series B Preferred Stock

We have 250,000 shares of our 5 percent Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000) ("Series B Preferred Stock") authorized for issuance. At October 31, 2010 and 2009, there were 64,020 and 64,120 shares, respectively of Series B Preferred Stock issued and outstanding, with a carrying value of $59.9 million and $60.0 million, respectively. The shares of our Series B Preferred Stock and the shares of our common stock issuable upon conversion of the shares of our Series B Preferred Stock are covered by a registration rights agreement. The following is a summary of certain provisions of our Series B Preferred Stock.

- *Ranking* — Shares of Series B Preferred Stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:
  - senior to shares of our common stock;
  - junior to our debt obligations; and
  - effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.
- *Dividends* — The Series B Preferred Stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the board of directors. Dividends accumulate and are cumulative from the date of original issuance. Accumulated dividends on the Series B Preferred Stock do not bear interest.

  The dividend rate is subject to upward adjustment as set forth in the Certificate of Designation if we fail to pay, or to set apart funds to pay, any quarterly dividend. The dividend rate is also subject to upward adjustment as set forth in the Registration Rights Agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B Preferred Stock (or the underlying common shares) under the Registration Rights Agreement.

No dividends or other distributions may be paid or set apart for payment on our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid Series B Preferred Stock dividends have been paid or funds or shares of common stock have been set aside for payment of accumulated and unpaid Series B Preferred Stock dividends.

The dividend on the Series B Preferred Stock may be paid in cash; or at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market. Dividends of $3.2 million were paid in cash in each of the years ended October 31, 2010 and 2009. There were no cumulative unpaid dividends at October 31, 2010 and 2009.

- *Liquidation* — The Series B Preferred Stock stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntary or involuntary, $1,000 per share plus all accumulated and unpaid dividends to the date of that liquidation, dissolution, or winding up ("Liquidation Preference"). Until the holders of Series B Preferred Stock receive their Liquidation Preference in full, no payment will be made on any junior shares, including shares of our common stock. After the Liquidation Preference is paid in full, holders of the Series B Preferred Stock will not be entitled to receive any further distribution of our assets. At October 31, 2010 and 2009, the Series B Preferred Stock had a Liquidation Preference of $64.0 million and $64.1 million, respectively.
- *Conversion Rights* — Each Series B Preferred Stock share may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. If converted, holders of Series B Preferred Stock do not receive a cash payment for all accumulated and unpaid dividends; rather, all accumulated and unpaid dividends are cancelled.

  Beginning after November 20, 2009 we may, at our option, cause shares of Series B Preferred Stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75 at November 20, 2009) for 20 trading days during any consecutive 30 trading day period, as described in the Certificate of Designation.

  If holders of Series B Preferred Stock elect to convert their shares in connection with certain fundamental changes (as described below and in the Certificate of Designation), we will in certain circumstances increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B Preferred Stock are converted into shares of the acquiring or surviving company, in each case as described in the Certificate of Designation.

  The adjustment of the conversion price is to prevent dilution of the interests of the holders of the Series B Preferred Stock from the following:

  - Issuances of common stock as a dividend or distribution to holders of our common stock;
  - Common stock share splits or share combinations;
  - Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
  - Distributions of assets, evidences of indebtedness or other property to holders of our common stock.

  During 2010, holders of Series B preferred shares converted 100 preferred shares and received 8,510 shares of the Company's common stock in exchange.
- *Redemption* — We do not have the option to redeem the shares of Series B Preferred Stock. However, holders of the Series B Preferred Stock can require us to redeem all or part of their shares at a redemption price equal to the Liquidation Preference of the shares to be redeemed in the case of a "fundamental change." A fundamental change will be deemed to have occurred if any of the following occurs:
  - any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50 percent or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;
  - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;
  - the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or
  - we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100 percent of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to redeem their shares if:

- the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105 percent of the conversion price of the shares of Series B Preferred Stock immediately before the fundamental change or announcement;

- at least 90 percent of the consideration (excluding cash payments for fractional shares) and, in respect of dissenters' appraisal rights, if the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange, or which will be so traded or quoted when issued or exchanged in connection with a fundamental change, and as a result of the transaction, shares of Series B Preferred Stock become convertible into such publicly traded securities; or
- in the case of fundamental change event in the fourth bullet above, the transaction is affected solely to change our jurisdiction of incorporation.

We may, at our option, elect to pay the redemption price in cash or, in shares of our common stock valued at a discount of 5 percent from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of the Company.

- *Voting Rights* — Holders of Series B Preferred Stock currently have no voting rights; however, holders may receive certain voting rights, as described in the Certificate of Designation, if (1) dividends on any shares of Series B Preferred Stock, or any other class or series of stock ranking on a parity with the Series B Preferred Stock with respect to the payment of dividends, shall be in arrears for dividend periods, whether or not consecutive, for six calendar quarters or (2) we fail to pay the redemption price, plus accrued and unpaid dividends, if any, on the redemption date for shares of Series B Preferred Stock following a fundamental change.

  So long as any shares of Series B Preferred Stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B Preferred Stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of the Series B Preferred Stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to the Series B Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of Series B Preferred Stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding Series B Preferred Stock shares.

Series 1 Preferred Shares — Redeemable minority interest

In connection with our acquisition of Global Thermoelectric Inc. ("Global") in November 2003, we acquired 1,000,000 Series 2 Preferred Shares ("Series 2 Preferred Shares"). With the sale of Global in May of 2004, the Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares ("Series 1 Preferred Shares") issued by FCE Ltd.

The fair value of the Series 2 Preferred Shares was determined at the acquisition date of Global using the income method. In applying this method, cash flows were estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Amounts projected and then discounted included future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. Because the Series 1 Preferred Shares were issued as a replacement of the Series 2 Preferred Shares with equivalent terms and dividend requirements, the carrying value of the Series 1 Preferred Shares was set equal to the carrying value (original fair value plus any accretion of the fair value discount) of the Series 2 Preferred Shares at the date the Series 2 Preferred Shares were cancelled. The carrying value of the Series 1 Preferred Shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount established at the acquisition date. As of October 31, 2010 and 2009, the Series 1 Preferred Shares had a carrying value of $16.8 million and $15.0 million, respectively.

The significant terms of the Series 1 Preferred Shares include the following:

- *Voting Rights* — The holders of the Series 1 Preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FCE Ltd., but shall be entitled to receive notice of meetings of shareholders of FCE Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.
- *Dividends* — Quarterly dividends of Cdn.$312,500 ($306,719 based on the October 31, 2010 exchange rate of Cdn.$0.98 to U.S.$1.00) accrue on the Series 1 Preferred Shares (subject to possible reduction pursuant to the terms of the Series 1 Preferred Shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, the sole holder of the Series 1 Preferred Shares, as long as Enbridge holds these shares. Interest accrues on cumulative unpaid dividends at an annual rate of 9 percent, compounded quarterly. All cumulative unpaid dividends must be paid by December 31, 2010. Using an exchange rate of Cdn.$0.98 to U.S.$1.00, cumulative unpaid dividends and accrued interest was $11.9 million as of October 31, 2010. Subsequent to December 31, 2010 the required annual dividend payment increases to Cdn.$1.25 million ($1.23 million based on an exchange rate of Cdn.$0.98 to U.S.$1.00). We have guaranteed FCE Ltd.'s dividend obligations under the Series 1 Preferred Shares. During the year ended October 31, 2010, we paid cash dividends totaling Cdn.$500,000. Refer to Note 19 — Subsequent Events which describes changes to this obligation since the Balance Sheet date.

  Dividend and accrued interest payments can be made in cash or common stock, at the option of FCE Ltd., and such shares issued may be unregistered. If FCE Ltd. elects to make such payments using shares of common stock, the number of common shares is determined by dividing the cash dividend obligation by 95 percent of the volume weighted average price at which the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada's noon rate of exchange on the day of determination.

- *Redemption* — FCE Ltd. may redeem in whole or in part the Series 1 Preferred Shares if the trading price of our common stock for a calculated period is not less than 120 percent of the current conversion price plus all accrued and unpaid dividends. The Series 1 Preferred Shares are redeemable by FCE Ltd. for Cdn.$25 per share plus all unpaid dividends and accrued interest. Holders of the Series 1 Preferred Shares do not have any mandatory or conditional redemption rights.
- *Liquidation or Dissolution* — In the event of the liquidation or dissolution of FCE Ltd., the holders of Series 1 Preferred Shares will be entitled to receive Cdn.$25 per share plus all unpaid dividends and accrued interest. We have guaranteed any liquidation obligations of FCE Ltd.
- *Conversion Rights* — A holder of Series 1 Preferred Shares has the right to convert such shares into fully paid and non-assessable shares of FuelCell common stock at the following conversion prices:
  - Cdn.$129.46 per share of our common stock after July 31, 2010 until July 31, 2015;
  - Cdn.$138.71 per share of our common stock after July 31, 2015 until July 31, 2020; and
  - at any time after July 31, 2020, at a price equal to 95 percent of the then current market price (in Cdn.$) of shares of our common stock at the time of conversion.

  The conversion rates set forth above shall be adjusted if we: (i) split our shares of common stock; (ii) pay a stock dividend; (iii) issue rights, options or other convertible securities to our common stockholders enabling them to acquire our common stock at a price less than 95 percent of the then-current price; or (iv) fix a record date to distribute to our common stockholders shares of any class of securities, indebtedness or assets.

Derivative liability related to Series 1 Preferred Shares

The conversion feature and variable dividend contained in the terms of the Series 1 Preferred Shares are not clearly and closely related to the characteristics of the Series 1 Preferred Shares. Accordingly, these features qualify as embedded derivative instruments and are required to be accounted for separately and recorded as derivative financial instruments at fair value.

The conversion feature is valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the Series 1 Preferred Shares, it is assumed that we will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy minimum dividend payment requirement), and a one-time cumulative dividend payment in 2010. The cumulative dividend is compounded at a 2.45 percent quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2010.

The variable dividend is valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5 percent annual dividend payment stream, and the value of a stock price and foreign exchange rate linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the Series 1 Preferred Shares are assumed to be force converted.

The assumptions used in these valuation models include historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the security is denominated in Canadian dollars, and the closing price of our common stock. The aggregate fair value of these derivatives included within long-term debt and other liabilities on the consolidated balance sheets as of October 31, 2010 and 2009 was $0.5 million.

Note 12
Segment Information

We are engaged in the development, design, production and sale of high temperature fuel cells for clean electric power generation. Critical to the success of our business is, among other things, our research and development efforts, both through customer-sponsored projects and company-sponsored projects. Management considers our research and development activities and the production and sale of our fuel cell products as one activity. Accordingly, we have identified one business segment: fuel cell power plant production and research.

Revenues, by geographic location (based on the customer's ordering location) for the years ended October 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
South Korea	**$40,148**	$56,100	$ 46,160
United States	**28,764**	30,450	50,705
Canada	**136**	74	159
Germany	**681**	991	2,856
Japan	**48**	401	855
Total	**$69,777**	$88,016	$100,735

Note 13
Benefit Plans

We have shareholder approved equity incentive plans, a shareholder approved Section 423 Stock Purchase Plan (the "ESPP") and an employee tax-deferred savings plan, which are described in more detail below.

Equity Incentive Plans

The Board adopted the 2006 and 2010 Equity Incentive Plans (collectively, the "Equity Plans"). Pursuant to the Equity Plans, 5.0 million shares of common stock were reserved for issuance. The Board is authorized to grant incentive stock options, nonstatutory stock options, stock appreciation rights ("SARs"), restricted stock awards ("RSAs"), restricted stock units, performance units, performance shares, dividend equivalent rights and other stock based awards to our officers, key employees and non-employee directors. Stock options, RSAs and SARs have restrictions as to transferability. Stock option exercise prices are fixed by the Board but shall not be less than the fair market value of our common stock on the date of the grant. SARs may be granted in conjunction with stock options. Stock options generally vest ratably over four years and expire 10 years from the date of grant. As of October 31, 2010, there were 2,005,181 shares available for grant. As of October 31, 2010, equity awards outstanding consisted of incentive stock options, nonstatutory stock options and RSAs. The Company has not issued any other type of equity award to its officers, key employees and non-employee directors. The 1998 Equity Incentive Plan remains in effect only to the extent of awards outstanding under the plan as of October 31, 2010.

We account for stock options awarded to employees and non-employee directors under the fair value method. The fair value of stock options is estimated on the grant date using the Black-Scholes option valuation model and the following weighted-average assumptions:

	2010	2009	2008
Expected life (in years)	**7.0**	6.8	6.7
Risk free interest rate	**3.4%**	2.3%	3.2%
Volatility	**72.2%**	72.4%	64.0%
Dividends yield	**0.0%**	0.0%	0.0%

The expected life is the period over which our employees are expected to hold the options and is based on historical data for similar grants. The risk free interest rate is based on the expected U.S. Treasury rate over the expected life. Expected volatility is based on the historical volatility of our stock. Dividend yield is based on our expected dividend payments over the expected life.

Share-based compensation was reflected in the consolidated statements of operations as follows:

	2010	2009	2008
Cost of product sales and revenues	**$ 761**	$1,029	$1,004
Cost of research and development contracts	**175**	188	235
General and administrative expense	**1,397**	2,802	3,287
Research and development expense	**627**	780	940
Total share-based compensation	**$2,960**	$4,799	$5,466

The following table summarizes our stock option activity for the year ended October 31, 2010:

Options	Shares	Weighted-Average Option Price
Outstanding at October 31, 2009	5,740,705	$ 10.86
Granted	171,139	$2.89
Exercised	—	$0.00
Cancelled	(793,643)	$ 14.57
Outstanding at October 31, 2010	**5,118,201**	**$10.15**

The weighted average grant-date fair value per share for options granted during the periods ended October 31, 2010, 2009 and 2008 was $2.02, $1.97 and $5.44, respectively. There were no options exercised in fiscal 2010. The total intrinsic value of options exercised during the periods ended October 31, 2009 and 2008 was $0.1 million and $2.2 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number exercisable	Weighted Average Exercise Price
$ 0.27 — $ 5.10	**383,091**	**8.8**	**$ 2.89**	**336,105**	**$ 2.87**
$ 5.11 — $ 9.92	**2,909,087**	**5.6**	**$ 8.01**	**2,320,137**	**$ 7.96**
$ 9.93 — $14.74	**1,320,523**	**3.7**	**$12.10**	**1,309,223**	**$12.11**
$14.75 — $19.56	**139,500**	**1.3**	**$15.81**	**139,500**	**$15.81**
$19.57 — $24.39	**217,000**	**0.4**	**$23.01**	**217,000**	**$23.01**
$24.40 — $29.21	**15,000**	**0.4**	**$25.25**	**15,000**	**$25.25**
$29.22 — $34.03	**134,000**	**0.1**	**$29.91**	**134,000**	**$29.91**
	5,118,201	**4.9**	**$10.15**	**4,470,965**	**$10.48**

There was no intrinsic value for options outstanding and exercisable at October 31, 2010.

During fiscal year 2010, we granted 774,849 RSAs to employees. RSA expense is based on the fair value of the award at the date of grant and is amortized over the vesting period, generally four years. The weighted average grant-date fair value of RSAs was $2.65 per share. During the year, 25,160 RSAs were cancelled. At October 31, 2010, there were 1,207,534 outstanding RSAs with an average remaining life of 1.8 years and an aggregate intrinsic value of $1.4 million.

As of October 31, 2010, total compensation cost related to nonvested stock options and RSAs not yet recognized was $1.8 million and $2.8 million, respectively, which is expected to be recognized over the next 1.1 and 2.8 years, respectively, on a weighted-average basis.

Stock may be issued to employees as part of the annual incentive bonus. During fiscal 2010, 2009 and 2008, we issued 233,822, 355,253 and 140,271 shares of common stock, respectively, in lieu of cash bonuses with values of $0.7 million, $1.1 million and $1.1 million, respectively, to fulfill the accrued obligation from each of the prior fiscal years.

During fiscal 2008 we issued 9,387 shares of common stock to directors as compensation in lieu of cash. No shares were issued to directors as compensation in 2010 or 2009.

Employee Stock Purchase Plan

There were 900,000 shares of common stock reserved for issuance under the ESPP. Under the ESPP, eligible employees have the right to purchase shares of common stock at the lesser of (i) 85 percent of the last reported sale price of our common stock on the first business day of the offering period, or (ii) 85 percent of the last reported sale price of the common stock on the last business day of the offering period, in either case rounded up to avoid impermissible trading fractions. Shares issued pursuant to the ESPP contain a legend restricting the transfer or sale of such common stock for a period of six months after the date of purchase. As of October 31, 2010, there were 127,703 shares of common stock available for issuance under the ESPP.

ESPP activity for the year ended October 31, 2010 was as follows:

Options	Number of Shares
Balance at October 31, 2009	207,207
Issued @ 2.70	(39,858)
Issued @ 2.34	(39,646)
Outstanding at October 31, 2010	**127,703**

The fair value of shares under the ESPP was determined at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009	2008
Expected life (in years)	**0.5**	0.5	0.5
Risk free interest rate	**0.2%**	0.7%	2.1%
Volatility	**94.0%**	99.0%	68.9%
Dividends yield	**0.0%**	0.0%	0.0%

The weighted-average fair value of shares issued under the ESPP during fiscal 2010 was $2.52 per share.

Employee Tax-Deferred Savings Plans

We offer a 401(k) plan (the "Plan") to all full time employees that provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide discretionary matching contributions equal to 100 percent of the employee's contribution amount, up to a maximum of 6 percent of the employee's annual salary. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive the matching contribution. Matching contributions begin vesting after one year and are fully vested after five years. Employee contributions are fully vested when made. Under the Plan, there is no option available to the employee to receive or purchase our common stock. In February 2009, we suspended our matching contribution. Matching contributions under the Plan were $0.5 million and $1.7 million for the fiscal years ended October 31, 2009 and 2008, respectively.

Note 14
Income Taxes

The components of loss from continuing operations before income taxes for the fiscal years ended October 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
U.S.	**$(53,868)**	$(66,582)	$(91,500)
Foreign	**(2,367)**	(2,092)	(1,857)
Loss before income taxes	**$(56,235)**	$(68,674)	$(93,357)

There was a current income tax expense of $0.1 million related to foreign withholding taxes in South Korea and no deferred federal income tax expense (benefit) for the year ended October 31, 2010. There was no current or deferred federal income tax expense (benefit) for the years ended October 31, 2009 and 2008. Franchise tax expense, which is included in administrative and selling expenses, was $0.2 million, $0.2 million and $0.2 million for the years ended October 31, 2010, 2009 and 2008, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Statutory federal income tax rate	**(34.0)%**	(34.0)%	(34.0)%
Increase (decrease) in income taxes resulting from:			
State taxes net of Federal benefits	**(2.0)**	(1.6)	(3.4)
Net operating loss adjustment	**1.6**	0.5	(1.3)
Nondeductible expenditures	**1.7**	1.7	1.4
Change in State tax rate	**7.6**	12.8	—
Other, net	—	0.1	0.7
Valuation allowance	**25.1**	20.5	36.6
Effective income tax rate	**—%**	—%	—%

Our deferred tax assets and liabilities consisted of the following at October 31, 2010 and 2009:

	2010	2009
Deferred tax assets:		
Compensation and benefit accruals	**$3,855**	$3,665
Bad debt and other reserves	**3,028**	2,444
Capital loss and tax credit carryforwards	**5,885**	5,456
Investment in Versa	**2,491**	2,305
Net operating loss	**188,963**	175,363
Deferred license revenue	**3,178**	3,646
Lower of cost or market inventory reserves	**1,897**	3,635
Gross deferred tax assets:	**209,297**	196,514
Valuation allowance	**(207,622)**	(194,087)
Deferred tax assets after valuation allowance	**1,675**	2,427
Deferred tax liability:		
Investment in partnerships	**(581)**	(509)
Accumulated depreciation	**(1,094)**	(1,918)
Gross deferred tax liability	**(1,675)**	(2,427)
Net deferred tax assets	**$ —**	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.2 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2010, we had federal and state NOL carryforwards of $541 million and $343 million, respectively, for which a portion of the NOL has not been recognized in connection with share-based compensation. The Federal NOLs expire in varying amounts from 2020 through 2030 while state NOLs expire in varying amounts from 2011 through 2030. Additionally, we had $8.7 million of state tax credits available, of which $1.0 million expires in 2018. The remaining credits do not expire.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2010 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have completed a detailed Section 382 study in fiscal 2010 to determine if any of our NOL and credit carryovers will be subject to limitation. Based on that study we have determined that there was no ownership change as of the end of our 2010 fiscal year under Section 382.

As discussed in Note 1, we adopted guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). There was no cumulative effect on retained earnings from the adoption of this guidance, although NOL carryforwards and the related valuation allowance were adjusted by $15.7 million.

The liability for unrecognized tax benefits at October 31, 2010 and 2009 was $15.7 million. This amount is directly associated with a tax position taken in a year in which federal and state NOL carryforwards were generated. Accordingly, the amount of unrecognized tax benefit has been presented as a reduction in the reported amounts of our federal and state NOL carryforwards. It is our policy to record interest and penalties on unrecognized tax benefits as income taxes; however, because of our significant NOLs, no provision for interest or penalties has been recorded.

We file income tax returns in the U.S. and various states, primarily Connecticut and California. We are open to examination by the Internal Revenue Service and various states in which we file for fiscal years 1998 to the present. We are currently not under any income tax examinations.

Note 15
Earnings Per Share

Basic earnings (loss) per common share ("EPS") are generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding. Diluted EPS is generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents. The calculation of basic and diluted EPS for the years ended October 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Numerator			
Net loss	**$(56,326)**	$(68,674)	$(93,357)
Preferred stock dividend	**(3,201)**	(3,208)	(3,208)
Net loss attributable to noncontrolling interest	**663**	—	—
Net loss to common shareholders	**$(58,864)**	$(71,882)	$(96,565)
Denominator			
Weighted average basic common shares	**93,925,863**	72,392,928	68,570,689
Effect of dilutive securities (1)	—	—	—
Weighted average diluted common shares	**93,925,863**	72,392,928	68,570,689
Basic loss per share	**(0.63)**	(0.99)	(1.41)
Diluted loss per share (1)	**(0.63)**	(0.99)	(1.41)

(1) Due to the net loss to common shareholders in each of the years presented above, diluted earnings per share was computed without consideration to potentially dilutive instruments as their inclusion would have been antidilutive. Potentially dilutive instruments include stock options, warrants and convertible preferred stock. At October 31, 2010, 2009 and 2008, there were options to purchase 5.1 million, 5.7 million and 6.0 million shares of common stock, respectively. There were no outstanding warrants as of October 31, 2010 and 2009, respectively. As of October 31, 2008, there were outstanding warrants to purchase 500,000 shares of common stock. See Note 11 for further information on preferred stock.

Note 16
Commitments and Contingencies

Lease agreements

In December 2006, we entered into a master lease agreement that allows for the lease of computer equipment up to an aggregate cost of $2.5 million. As of October 31, 2010, we had capital lease obligations of $0.1 million. Lease payment terms are thirty six months from the date of lease.

We also lease certain computer and office equipment and manufacturing facilities in Torrington, and Danbury, Connecticut under operating leases expiring on various dates through 2015. Rent expense was $1.4 million, $1.4 million and $1.3 million for the fiscal years ended October 2010, 2009 and 2008, respectively.

Non-cancelable minimum payments applicable to operating and capital leases as of October 31, 2010 were as follows:

	Operating Leases	Capital Leases
2011	$ 809	$103
2012	780	31
2013	772	—
2014	773	—
2015	448	—
Thereafter	75	—
Total	$3,657	$134

Service and warranty agreements

Under the provisions of our LTSAs, we provide services to maintain, monitor, and repair customer power plants to meet minimum operating levels. Should the power plant not meet the minimum operating levels, we may be required to replace the fuel cell stack with a new or used stack. Our reserves on LTSA contracts totaled $6.6 million, $6.0 million and $4.0 million as of October 31, 2010, 2009 and 2008, respectively. Our reserve estimates include cost assumptions based on what we anticipate the service requirements will be to meet our contractual obligations on a contract by contract basis. We have incurred and expect to continue to incur costs in excess of our minimum contractual liabilities in order to maintain customer power plants under our LTSAs. The revenue and cost of our LTSAs in the fiscal years ended October 31, 2010, 2009 and 2008, were as follows:

	2010	2009	2008
Revenue	**$ 6,850**	$ 5,015	$ 4,222
Costs	**(20,774)**	(19,386)	(24,151)
Costs in Excess of revenue	**$(13,924)**	$(14,371)	$(19,929)

In fiscal 2008, our five-year fuel cell stack went into production and was placed in service during fiscal 2009, extending the expected life by two years. Service agreements related to power plants that have the five-year stack design are not expected to require a stack change to continue to meet minimum operating levels although we have limited operating experience with these products. Power plants that do not have the new design may require a stack replacement and we expect to continue to incur costs for stack changes as the older three-year stacks reach end of life.

Power purchase agreements

Under the terms of our PPAs, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customers' current and future electricity pricing available from the grid. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. The assets, including fuel cell power plants, are carried at book value which approximates fair value based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Other

We are involved in legal proceedings, claims and litigation arising out of the ordinary conduct of our business. Although we cannot assure the outcome, management presently believes that the result of such legal proceedings, either individually, or in the aggregate, will not have a material adverse effect on our consolidated financial statements, and no material amounts have been accrued in our consolidated financial statements with respect to these matters.

Note 17
Supplemental Cash Flow Information

The following represents supplemental cash flow information:

	Year Ended October 31,		
	2010	2009	2008
Cash Interest Paid	**$241**	$264	$101
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued for employee annual incentive bonus	—	1,076	1,050

Note 18
Quarterly Information (Unaudited — see accompanying accountants' report)

Selected unaudited financial data for each quarter of fiscal years 2010 and 2009 is presented below. We believe that the information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2010					
Revenues	**$14,616**	**$16,587**	**$18,873**	**$19,701**	**$69,777**
Loss on operations	**(14,269)**	**(15,436)**	**(12,559)**	**(12,101)**	**(54,365)**
Net loss	**(14,718)**	**(15,978)**	**(13,114)**	**(12,516)**	**(56,326)**
Preferred stock dividends	**(802)**	**(800)**	**(799)**	**(800)**	**(3,201)**
Net loss to common shareholders	**(15,434)**	**(16,682)**	**(13,825)**	**(12,923)**	**(58,864)**
Net loss to common shareholders per basic and diluted common share (1)	**$ (0.18)**	**$ (0.20)**	**$ (0.15)**	**$ (0.11)**	**$ (0.63)**
Year ended October 31, 2009					
Revenues	$ 21,723	$ 22,864	$ 23,017	$ 20,412	$ 88,016
Loss on operations	(19,435)	(18,395)	(14,487)	(14,048)	(66,365)
Net loss	(19,919)	(19,080)	(14,915)	(14,760)	(68,674)
Preferred stock dividends	(802)	(802)	(802)	(802)	(3,208)
Net loss to common shareholders	(20,721)	(19,882)	(15,717)	(15,562)	(71,882)
Net loss to common shareholders per basic and diluted common share (1)	$ (0.30)	$ (0.29)	$ (0.21)	$ (0.20)	$ (0.99)

(1) The full year net loss to common shareholders basic and diluted share may not equal the sum of the quarters due to weighting of outstanding shares.

Note 19
Subsequent Events

Registered Direct Offering

On January 10, 2011 we announced entry into a definitive agreement with an institutional investor to sell an aggregate of 10,160,428 units at a negotiated price of $1.87 per unit, with each unit consisting of (i) one share of its common stock, par value $0.0001 per share ("Common Stock") and (ii) one warrant to purchase 1.0 share of Common Stock, in a registered direct offering for gross proceeds of $19.0 million. The net proceeds from the sale of the units, after deducting the placement agent fees and other estimated offering expenses, will be approximately $17.8 million. We intend to use the proceeds from this offering for product development, project financing, expansion of manufacturing capacity, and general corporate purposes.

The warrants have an exercise price of $2.29 per share and are exercisable beginning on the date that is six months and one day after the closing date and will expire twenty one months after issuance. Additionally, FuelCell Energy will obtain the right, subject to certain conditions, to require the investor to purchase up to 10.0 million additional shares approximately nine months after the initial closing date of the transaction. The sale price for the additional shares will be based on a fixed ten percent discount to a volume weighted average price ("VWAP") measurement at the time FuelCell Energy exercises the option. FuelCell Energy cannot require the investor to purchase more than $20 million of additional shares.

The offering closed on January 13, 2011. Lazard Capital Markets LLC served as the sole placement agent for the offering.

Series 1 Preferred Share Obligation

As previously disclosed, the Company's wholly owned subsidiary (FCE Ltd) had a $12.5 million obligation originally due to Enbridge on December 31, 2010. The Company and Enbridge have been in negotiations to modify certain terms of the Series 1 preferred share agreement, and have agreed to extend the payment deadline to January 31, 2011 to continue these negotiations. Under the existing terms, FCE Ltd. has the option of meeting this obligation through a cash payment or with unregistered shares of FuelCell Energy, Inc. common stock. The Company is a guarantor of FCE Ltd's obligations to Enbridge. Enbridge is currently negotiating new terms that, as proposed, may require payments in excess of those we believe we are obligated to pay. While the Company intends to achieve the most favorable outcome in light of its obligations under the Series 1 preferred shares, it can not presently predict the final terms of any agreement with Enbridge.

This obligation relates to dividends accrued on the series 1 preferred stock acquired in the 2003 acquisition of Global Thermoelectric, Inc (GTI). This obligation has been reported in temporary equity on the balance sheet as redeemable preferred stock of subsidiary. The Company acquired Global Thermoelectric due to their expertise in solid oxide fuel cell technology. At the time of the acquisition, Enbridge owned preferred shares in GTI. Refer also to Note 11 of the Consolidated Financial Statements.

Revolving Credit Facility

In January 2011, the Company entered into a $5.0 million revolving credit facility with JP Morgan Chase Bank, N.A. and the Export-Import Bank of the United States. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services. The agreement has a one year term with renewal provisions. The outstanding principal balance of the facility will bear interest, at the option of the Company of either the one-month LIBOR plus 1.5 percent or the prime rate of JP Morgan Chase. The facility is secured by certain working capital assets and general intangibles, up to the amount of the outstanding facility balance.

Interest Rate Exposure

We typically invest in U.S. Treasury securities with maturities ranging from less than three months to one year or more. We expect to hold these investments until maturity and accordingly, these investments are carried at cost and not subject to mark-to-market accounting. At October 31, 2010, our U.S. Treasury investments had a carrying value of $34.1 million and maturity dates ranging from November 18, 2010 to March 15, 2012. The fair value of these securities at October 31, 2010 approximated their carrying value. At October 31, 2009, our U.S. Treasury investments had a carrying value of $7.0 million and maturity dates ranging from December 31, 2009 to April 30, 2010. The fair value of these securities at October 31, 2009 approximated their carrying value. Cash is invested overnight with high credit quality financial institutions and therefore we are not exposed to market risk from changing interest rates. Based on our overall interest rate exposure at October 31, 2010, including all interest rate sensitive instruments, a change in interest rates of one percent would affect our results of operations by $0.2 million.

Foreign Currency Exchange Risk

As of October 31, 2010, less than one percent of our total cash, cash equivalents and investments were in currencies other than U.S. dollars (Canadian dollars and South Korean Won). We make purchases from certain vendors in currencies other than U.S. dollars. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in currency hedging activities. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies.

Derivative Fair Value Exposure

Series 1 Preferred Stock

Our Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract. Specifically, the embedded derivatives requiring bifurcation from the host contract include the conversion feature of the security and the variable dividend obligation. The aggregate fair value of these derivatives included within long-term debt and other liabilities in our consolidated balance sheets as of October 31, 2010 and 2009 was $0.5 million. The fair value was based on valuation models using various assumptions including historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the Series 1 Preferred security is denominated in Canadian dollars, and the closing price of our common stock. Changes in any of these assumptions would change the underlying fair value with a corresponding charge or credit to earnings. However, any changes to the assumptions are not expected to have a material effect on our results of operations or financial condition.

Warrants

In connection with our investment in Versa, we received warrants for the right to purchase additional shares of Versa's common stock. At October 31, 2010 and 2009, we held warrants for the right to purchase 3,969 and 3,108 shares of Versa's common stock, respectively. We have determined that these warrants represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants at October 31, 2010 and 2009 was $0.2 million and was included within investment and loan to affiliate in our consolidated balance sheets. Changes in any of these assumptions would result in a change in the fair value of the warrants and impact our results of operations; however; the impact is not expected to be material. For example, a 10 percent increase in the volatility assumption would have resulted in a charge to earnings of $20 thousand, assuming all other assumptions remain the same.

Performance Graph

The following graph compares the annual change in the Company's cumulative total stockholder return on its Common Stock for the five fiscal years ended October 31, 2010 with the cumulative stockholder total return on the Russell 2000 Index and a peer group consisting of Standard Industry Classification ("SIC") Group Code 369 companies listed on The American Stock Exchange, Nasdaq Global Market and New York Stock Exchange for that period ("Peer Index"). It assumes $100 invested on November 1, 2005 with dividends reinvested.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG FUELCELL ENERGY, INC.
RUSSELL 2000 INDEX AND PEER INDEX
140
120
100
80
60
40
20
0
DOLLARS
2005
2006
2007
2008
2009
2010
FuelCell Energy, Inc.
Russell 2000 Index
Peer Code Index
ASSUMES $100 INVESTED ON NOVEMBER 1, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED OCTOBER 31, 2010

Shareholder Information

Corporate Offices

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Form 10-K

A copy of the Annual Report on Form 10-K for the year ended October 31, 2010, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended October 31, 2010. You may request a copy by writing to Investor Relations at the address below.

Company Contacts

For additional information about FuelCell Energy, Inc. please contact:

Investor Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
IR@fce.com

Corporate Website

www.fuelcellenergy.com

Registrar and Transfer Agent

Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
(718) 921-8124
info@amstock.com
www.amstock.com

Auditors

KPMG LLP

Legal Counsel

Robinson & Cole LLP

Annual Meeting

The Annual Meeting of Shareholders will be held Thursday, April 7, 2011 at 10:00 a.m. at the Danbury Plaza Hotel & Conference Center, 18 Old Ridgebury Road, Danbury, CT.

Common Stock Price Information

Our common stock has been publicly traded since June 25, 1992. From September 21, 1994 through February 25, 1997, it was quoted on the NASDAQ National Market, and from February 26, 1997 through June 6, 2000, it was traded on the American Stock Exchange. Our common stock trades under the symbol "FCEL" on the Nasdaq Global Market. The following table sets forth the high and low sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Global Market during the indicated quarters.

Common Stock Price	High	Low
Year Ended October 31, 2010		
First Quarter	**$ 4.02**	**$ 2.76**
Second Quarter	**3.40**	**2.57**
Third Quarter	**2.95**	**1.02**
Fourth Quarter	**1.42**	**1.04**
Year Ended October 31, 2009		
First Quarter	$ 5.48	$ 2.25
Second Quarter	4.06	1.98
Third Quarter	5.47	2.76
Fourth Quarter	4.61	3.27

Common Stock Dividend Policy

No cash dividends have been declared or paid by the Company on its common stock since its inception.

Non-Discrimination Statement

In order to provide equal employment and advancement opportunities to all individuals, our employment decisions will be based on merit, qualifications, and abilities. We do not discriminate in employment opportunities or practices on the basis of race, color, religion, creed, age, sex, marital status, national origin, ancestry, past or present history of mental disorder, mental retardation, learning disabilities, physical disability, sexual orientation, gender identification, genetic information, or any other characteristic protected by law.

Printed on 100% post-consumer waste recycled paper.

Officers and Directors

OFFICERS

Arthur A. Bottone [7]
President and Chief Executive Officer

Christopher R. Bentley
Executive Vice President, Government R&D Operations, Strategic Manufacturing Development

Joseph G. Mahler
Senior Vice President, Chief Financial Officer, Secretary, Treasurer, Corporate Strategy

Anthony F. Rauseo
Senior Vice President and Chief Operating Officer

BOARD OF DIRECTORS

R. Daniel Brdar [2, 8]
Chairman of the Board of Directors

Richard A. Bromley [4, 6]
Retired Vice President-Law and Government Affairs for AT&T

James H. England [3, 6]
Corporate Director,
Chief Executive Officer and Director of Stahlman-England Irrigation, Inc. and HEMS, LLC, an investment partnership

James D. Gerson [3, 5]
Private Investor

Thomas L. Kempner [2, 5, 8]
Chairman and Chief Executive Officer of Loeb Partners Corporation

William A. Lawson [4, 5]
Retired Chairman of the Board of Newcor, Inc.

George K. Petty [3, 4]
Former President and Chief Executive Officer of Telus Corporation

John A. Rolls [1, 2, 3]
Managing Partner of Core Capital Group, a private investment partnership

Togo Dennis West, Jr. [4, 6]
Former Secretary of the Army and U.S. Secretary of Veterans Affairs

1 Lead Independent Director
2 Executive Committee
3 Audit and Finance Committee
4 Compensation Committee
5 Nominating and Corporate Governance Committee
6 Government Affairs Committee
7 Director Nominee
8 Not Standing for Reelection

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2010, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission and available at www.fuelcellenergy.com.

www.fuelcellenergy.com



FuelCell Energy

Ultra-Clean, Efficient, Reliable Power

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305